UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 09, 2006

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Report of Independent Accountants
on the Special Review of
Quarterly Information - ITR
at March 31, 2006 and 2005

REPORT OF INDEPENDENT ACCOUNTANTS ON THE SPECIAL REVIEW

To the Board of Directors and Shareholders
Tele Norte Leste Participações S.A.

We have carried out a special review of the quarterly information (ITR) of Tele Norte Leste Participações S.A. (parent company and consolidated), for the quarter ended March 31, 2006, comprising the balance sheet, statement of income and relevant information, in accordance with the accounting principles adopted in Brazil. These financial statements are the responsibility of the Company management. Our responsibility is to issue a report, without expressing our opinion, on these financial statements. The review of the accounting information for the quarter ended March 31, 2006 of indirect subsidiaries TNL PCS S.A. ("Oi") and Companhia AIX de Participações, used for consolidation purposes, was performed by other independent auditors. Our report, with respect to the values of these indirect subsidiaries, is based exclusively on the reports of the other independent accountants.

We conducted our audits in accordance with the standards established by Instituto dos Auditores Independentes do Brasil  (Brazilian Institute of Independent Auditors – IBRACON), in conjunction with Conselho Federal de Contabilidade (Federal Accounting Board – CFC), and included: (a) inquiry of, and discussion with, officers responsible for the accounting, finance and operating areas of the Company, with respect to the main criteria adopted in the preparation of the quarterly information, and (b) review of information and subsequent events which have or may have material effects on the Company’s financial position and operations.

Based on our limited review and reports issued by other independent auditors, as mentioned in paragraph 1 above, we are not aware of any significant change that should be made for the quarterly information referred to in paragraph 1 to conform with the accounting principles adopted in Brazil, consistently applied in accordance with the standards determined by Comissão de Valores Mobiliários (Brazilian Securities Commission – CVM) specificaly applicable to the preparation of quarterly information.

Rio de Janeiro, April 25, 2006.

José Luiz de Souza Gurgel
Partner - Accountant
BDO Trevisan Auditores Independentes
CRC 2SP013439/O-5 “S” RJ

FEDERAL PUBLIC SERVICE
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
ITR – Quarterly Information                                                                                                      Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                              Base Date – 09/30/2005

01.01- IDENTIFICATION

1 – CVM CODE 01765-5	2 – COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S.A.	3 - CNPJ 02.558.134/0001-58
4 – NIRE 3330026253-9

01.02 – HEAD OFFICE
1 – FULL ADDRESS Rua Humberto de Campos, 425 - 8º andar				2 – DISTRICT Leblon
3 – ZIP CODE 22430-190	4 – CITY Rio de Janeiro			5 - STATE RJ
6 – DDD 021	7 - TELEPHONE 3131-1208	8 – TELEPHONE 3131-1110	9 – TELEPHONE 3131-1315	10 – TELEX
11 – DDD 021	12 - FAX 3131-1144	13 - FAX 3131-1155	14 - FAX
15 - E-MAIL invest@telemar.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company mailing address)
1 – NAME José Luis Magalhães Salazar			2 – FULL ADDRESS Rua Humberto de Campos, 425 - 8º andar
3 – DISTRICT Leblon	4 – ZIP CODE 22430-190		5 – CITY Rio de Janeiro	6 – STATE RJ
7 – DDD 021	8 – TELEPHONE 3131-1123	9 – TELEPHONE	10 – TELEPHONE	11 – DDD	12 - FAX 3131-1155
13 - E-MAIL jls@telemar.com.br

01.04 – REFERENCE / AUDITOR
CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 – START	2 – END	3 – NUMBER	4 - START	5 – END	6 – NUMBER	7 – START	8 – END
01/01/2006	12/31/2006	1	01/01/2006	03/31/2006	4	10/01/2005	12/31/2005
9- AUDITOR'S NAME/COMPANY NAME BDO Trevisan Auditores Independentes					10- CVM CODE 210-0
11- NAME OF OFFICER RESPONSIBLE José Luiz de Souza Gurgel					12- CPF OF OFFICER RESPONSIBLE 918.587.207-53

01.05 – COMPOSITION OF SHARE CAPITAL
Amount of Shares (thousand)	1 – Current quarter 03/31/2006	2 – Previous quarter 12/31/2005	2 - Same quarter previous year 03/31/2005
Paid-in capital
1 – Common	130,612	130,612	129,306
2 – Preference	261,223	261,223	258,613
3 – Total	391,835	391,835	387,919
Treasury shares
4 – Common	3,238	3,238	3,054
5 –Preference	6,476	6,476	6,107
6 – Total	9,714	9,714	9,161

01.06 – COMPANY CHARACTERISTICS
1 – COMPANY TYPE Commercial, Industrial and Other	2 - STATUS Operational	3 – NATURE OF SHARE CONTROL National Holding	4 – CÓDE OF ACTIVITY 1130 - Telecommunications
5 – CORE ACTIVITY Provision of telecommunication services	6 – TYPE OF CONSOLIDATION Total	7 – TYPE OF AUDITORS’ REPORT Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ	3 – COMPANY NAME

01.08 – CASH DISTRIBUTIONS APPROVED AND/OR PAID DURING AND FOLLOWING THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DISTRIBUTION	5 – PAYMENT STARTED ON	6 – SHARE TYPE	7 – AMOUNT OF DISTRIBUTION PER SHARE
01	Ann.Sh.Meet.	04/11/2006	Dividends	04/24/2006	ON	1.5000
02	Ann.Sh.Meet.	04/11/2006	Dividends	04/24/2006	PN	1.5000
03	Ann.Sh.Meet.	04/11/2006	Interest on own capital	04/24/2006	ON	0.3500
04	Ann.Sh.Meet.	04/11/2006	Interest on own capital	04/24/2006	PN	0.3500
05	Extr.Sh.Meet.	04/11/2006	Interest on own capital	04/24/2006	ON	0.1300
06	Extr.Sh.Meet.	04/11/2006	Interest on own capital	04/24/2006	PN	0.1300
07	Extr.Sh.Meet.	04/11/2006	Interest on own capital	04/24/2006	ON	0.0785
08	Extr.Sh.Meet.	04/11/2006	Interest on own capital	04/24/2006	PN	0.0785

01.09 – SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT YEAR

1 - ITEM	2 – DATE OF CHANGE	3 – AMOUNT OF CAPITAL (Reais thousand)	4 – AMOUNT OF CHANGE (Reais thousand)	5 – SOURCE OF CHANGE	7 – AMOUNT OF SHARES ISSUED (thousand)	8 – SHARE PRICE - issuance (Reais)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

1 – CVM CODE 01765-5	2 – COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 - CNPJ 02.558.134/0001-58

 02.01 – BALANCE SHEET – ASSETS (REAIS THOUSAND)

1 - CÓDE	2 – DESCRIPTION	3 – 03/31/2006	4 – 12/31/2005

1	TOTAL ASSETS	12,792,058	12,895,433
1.01	CURRENT ASSETS	2,652,170	3,297,901
1.01.01	CASH AND CASH EQUIVALENTS	1,283,665	2,170,552
1.01.02	ACCOUNTS RECEIVABLE	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	1,368,505	1,127,349
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	379,899	307,314
1.01.04.02	RELATED PARTIES	977,739	811,813
1.01.04.02.01	DIVIDENDS AND INTEREST ON OWN CAPITAL	977,739	811,813
1.01.04.03	ADVANCES TO SUPPLIERS	187	261
1.01.04.04	PREPAID EXPENSES	4,947	3,857
1.01.04.05	OTHER	5,733	4,104
1.02	LONG-TERM RECEIVABLES	1,105,449	627,692
1.02.01	CREDITS RECEIVABLE	141,693	171,484
1.02.01.01	DEFERRED AND RECOVERABLE TAXES	141,693	171,484
1.02.02	RELATED PARTIES	857,770	348,429
1.02.02.01	SUBSIDIARIES	857,770	4,510
1.02.02.02	SUBSIDIARY DEBENTURES	0	343,919
1.02.03	OTHER	105,986	107,779
1.02.03.01	TAX INCENTIVES	8,491	8,491
1.02.03.02	JUDICIAL DEPOSITS	4,442	4,254
1.02.03.03	PREPAID EXPENSES	92,904	94,886
1.02.03.04	OTHER	149	148
1.03	PERMANENT ASSETS	9,034,439	8,969,840
1.03.01	INVESTMENTS	9,007,943	8,942,837
1.03.01.01	SUBSIDIARIES	9,000,311	8,935,205
1.03.01.02	OTHER	7,632	7,632
1.03.01.02.01	INVESTMENTS ACCOUNTED FOR USING THE COST METHOD	77	77
1.03.01.02.02	OTHER	7,555	7,555
1.03.02	PROPERTY, PLANT AND EQUIPMENT	26,496	27,003
1.03.03	DEFERRED CHARGES	0	0

02.02 – BALANCE SHEET – LIABILITIES AND STOCKHOLDERS’ EQUITY (REAIS THOUSAND)

1 - CODE	2 - DESCRIPTION	3 – 03/31/2006	4- 12/31/2005

2	TOTAL LIABILITIES	12,792,058	12,895,433
2.01	CURRENT LIABILITIES	2,707,921	2,775,071
2.01.01	LOANS AND FINANCING	476,770	582,661
2.01.02	DEBENTURES	1,276,548	1,224,816
2.01.03	SUPPLIERS	73,166	72,205
2.01.04	TAXES AND CONTRIBUTIONS	36,303	53,682
2.01.04.01	NON-FINANCED TAXES	22,504	40,189
2.01.04.02	FINANCED TAXES (REFIS)	13,799	13,493
2.01.05	DIVIDENDS AND INTEREST ON OWN CAPITAL	841,883	838,484
2.01.06	PROVISIONS	0	0
2.01.07	RELATED PARTIES	0	0
2.01.08	OTHER ACCOUNTS PAYABLE	3,251	3,223
2.01.08.01	PAYROLL AND RELATED CHARGES	1,474	1,452
2.01.08.02	OTHER LIABILITIES	1,777	1,771
2.02	LONG-TERM LIABILITIES	1,596,249	1,761,521
2.02.01	LOANS AND FINANCING	1,321,596	1,481,858
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS FOR CONTINGENCIES	3,383	3,337
2.02.04	RELATED PARTIES	113,887	118,755
2.02.05	OTHER	157,383	157,571
2.02.05.01	FINANCED TAXES (REFIS)	154,088	154,045
2.02.05.02	OTHER LIABILITIES	3,295	3,526
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS’ EQUITY	8,487,888	8,358,841
2.05.01	PAID-IN CAPITAL	4,315,465	4,315,465
2.05.01.01	CAPITAL	4,688,731	4,688,731
2.05.01.02	TREASURY SHARES	(373,266)	(373,266)
2.05.02	CAPITAL RESERVES	24,288	24,288
2.05.04	REVENUE RESERVES	4,019,088	4,019,088
2.05.04.01	LEGAL RESERVE	147,929	147,929
2.05.04.02	UNREALIZED PROFITS RESERVE	272,143	272,143
2.05.04.03	OTHER REVENUE RESERVES	3,599,016	3,599,016
2.05.04.03.01	INVESTMENT RESERVE	3,599,016	3,599,016
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	129,047	0

03.01 – STATEMENT OF INCOME (REAIS THOUSAND)

		3 -	4 -	5 -	6 -
1 – CODE	2 – DESCRIPTION	From 01/01/2006 to 03/31/2006	From 01/01/2006 to 03/31/2006	From 01/01/2005 to 03/31/2005	From 01/01/2005 to 03/31/2005
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTIONS	0	0	0	0
3.03	NET REVENUES FROM SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/INCOME	160,573	160,573	174,992	174,992
3.06.01	SELLING	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(8,563)	(8,563)	(7,234)	(7,234)
3.06.03	FINANCIAL RESULT	(85,661)	(85,661)	(35,075)	(35,075)
3.06.03.01	FINANCIAL INCOME	77,867	77,867	151,137	151,137
3.06.03.02	FINANCIAL EXPENSES	(163,528)	(163,528)	(186,212)	(186,212)
3.06.04	OTHER OPERATING INCOME	69	69	6	6
3.06.05	OTHER OPERATING EXPENSES	(717)	(717)	(61)	(61)
3.06.06	EQUITY ADJUSTMENTS	255,445	255,445	217,356	217,356
3.07	OPERATING INCOME	160,573	160,573	174,992	174,992
3.08	NON-OPERATING INCOME	0	0	(5,282)	(5,282)
3.08.01	INCOME	0	0	0	0
3.08.02	EXPENSES	0	0	(5,282)	(5,282)
3.09	NET INCOME BEFORE TAXES/PROFIT SHARING	160,573	160,573	169,710	169,710
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(1,735)	(1,735)	0	0
3.11	DEFERRED INCOME TAX	(29,791)	(29,791)	7,854	7,854
3.12	INTERESTS/MANDATORY CONTRIBUTIONS	0	0	0	0
3.12.01	INTERESTS	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON OWN CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	129,047	129,047	177,564	177,564
	SHARES EX-TREASURY SHARES (THOUSAND)	382,121	382,121	378,758	378,758
	EARNINGS PER SHARE	0.33771	0.33771	0.46881	0.46881

1          Operations

Tele Norte Leste Participações S.A. (Company or "TNL") was constituted on May 22, 1998, upon the spin-off of Telecomunicações Brasileiras S.A. ("Telebrás"), primarily to hold interests in other companies and promote the operating and financial management of its direct and indirect subsidiaries. It is a holding controlled by Telemar Participações S.A. (“Telemar Participações”), which at the present date holds 17.48% of the total capital and 52.45% of the voting capital.

TNL is registered with the Comissão de Valores Mobiliários - CVM (Brazilian Securities Commission) as a publicly-held company whose shares are listed on the São Paulo Stock Exchange (“BOVESPA”). The Company is also registered with the U.S. Securities and Exchange Comission – SEC, and its "American Depositary Shares - ADS" - Level II are listed on the New York Stock Exchange (“NYSE”).  Approximately 45.46% of the preferred shares are traded on NYSE through ADS.

(a)        The Company’s business is divided in two major segments:

Wireline telecommunications

Telemar Norte Leste S.A. ("TMAR") is the principal provider of fixed-line telecommunications in its operating area - Region I – which comprises the States of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amazonas, Roraima and Amapá (except for sector 3 in the Region, which corresponds to 57 municipalities in the “Triângulo Mineiro” and “Alto Parnaíba” areas in the State of Minas Gerais, where  Companhia de Telecomunicações do Brasil Central - “CTBC” operates). These services are provided under a concession granted by Agência Nacional de Telecomunicações – ANATEL (National Agency for Telecommunications), the regulatory authority for the Brazilian telecommunications sector, expiring on December 31, 2005. Under the contract signed by TMAR in 1998, the concession may be renewed for an additional 20-year period, from January 1, 2006 onwards, if the conditions of the present concession are met (mainly universal service and quality targets), at a cost of 2% of the prior year’s net revenues, payable every two years. On June 30, 2003, TMAR sent a letter to ANATEL formalizing its interest to renew the concession. On December 22, 2005, new contracts were entered into, with new universal service and quality targets, and extending TMAR’s concession. The main changes for the new concession period in comparison with the contract in force from 1998 to 2005 are as follows:

  Local service is charged based on minutes used and the franchise included in the monthly subscription fee is 200 minutes for the Residential and 150 minutes for the Non-Residential class;

  The Telecommunications Sector Index (IST - Índice do Setor de Telecomunicações) is used for future tariff adjustments. The IST will be released by ANATEL on a monthly basis and will have its composition reviewed every two years. In 2006, readjustments of local fixed-line and long-distance services will be based on the General Price Index – Domestic Products (IGP-DI), with respect to seven months of 2005 (July to December 2005) and on the IST for the first five months of  2006 (January to May 2006);

  As part of universal service targets, the Telecommunications Service Outlets(PST) were implemented,  requiring the installation of 4,071 computers for public connection to the internet, while the density of public telephones was decreased from eight per 1,000 inhabitants to six per 1,000 inhabitants; and

  A new, special  type of individual access  (AICE) was created, with a lower monthly subscription fee than the Basic Plan, necessarily prepaid and intended for residential customers only.

Until December 22, 2004, TNL held 80.89% of the capital of TMAR, representing 97,24% and 67,85% of voting shares and preferred shares, respectively. At TNL’s Board meeting held on that date a proposal was approved to capitalize the subsidiary Telemar Telecomunicações Ltda., by transferring almost 100% of the preferred shares in TMAR. After the transaction, TNL directly holds 43.23% of TMAR’s total capital, while the proportions of 97.24% of voting capital and 80.89% of total capital were maintained, considering that Telemar Telecomunicações is a wholly-owned TNL subsidiary.

TNL’s Board of Directors meeting held on March 29, 2006 approved the return to TNL of 100% of the preferred shares issued by TMAR and held by Telemar Telecomunicações (“TTEL”), with the resulting capitalization of revenue reserves and reduction in TTEL’s capital, in the amount of R$ 4,104,045. Following the transaction, TNL, once more, holds a direct interest of 80.89% in the total capital and 97.24% in the voting capital of  TMAR.

Wireless telecommunications

TNL PCS S.A. ("Oi"), acquired by TMAR on May 30, 2003, operates SMP – Personal Mobile Service, with the right to use the radio frequencies expiring on March 12, 2016.  On June 26, 2002, Oi was authorized by ANATEL to start providing the service, using GSM/GPRS technology, within Region I.  In addition to SMP services, Oi is also authorized to offer:  (i) national long-distance services within Region II, which comprises the states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina, Rio Grande do Sul and the Federal District, and Region III, which corresponds to the State of São Paulo, as well as in Sector 3 of Region I; and (ii)  international long-distance services throughout the Brazilian territory, even for calls placed from a fixed-line telephone. The authorization can be renewed for an additional 15-year period, at a charge of 2% of previous year’s net revenues from telecommunication services, payable every two years, provided that the conditions of the current authorization are met.

On November 30, 2005, Oi’s Special Shareholders’ Meeting approved the Protocol and Justification of Pegasus Telecom S.A.’s Merger, considering the interests in the continuing corporate reorganization of the Telemar Group companies, to take advantage of the operating synergies between the two companies and resulting significant gains, such as the alignment of the various communication services provided and the transfer of the authorization to provide telecommunications services, specifically for the transmission of data in Regions I, II e III, so that the licenses granted belong to one single holder.

(b)       Other subsidiaries

  Companhia AIX de Participações ("AIX"), acquired by TMAR in December 2003, engages in the supply of the infrastructure of ducts for the installation of optic fiber cables along the highways of the State of São Paulo, providing services for TMAR and Oi;

  HiCorp Comunicações Corporativas S.A. (“HiCorp”), at a Special Shareholders’ Meeting held on October 15, 2004, approved the merger with TNL.Acesso, in order to simplify the corporate structure. The corporate purpose was also changed to include all internet-related activities, active in the access provider, services and e-market segments. The company is a wholly-owned TNL subsidiary;

  TNL.Net Participações S.A. (“TNL.Net”), directly controlled by TNL, was formed to hold interests as partner, shareholder or quotaholder in other commercial and civil companies, engaged in internet-related activities by themselves or for third parties, in Brazil and abroad;

  Telemar Internet Ltda. (whose brand name is "Oi Internet"), a wholly-owned TMAR subsidiary providing internet access services, started activities in January 2005;

  Telemar Telecomunicações Ltda. (“Telemar Telecomunicações”), a wholly-owned TNL subsidiary, holds direct and indirect interests in other companies, as partner, shareholder or quotaholder, in Brazil and abroad;
   TNL Trading S.A. (“TNL Trading”), a wholly-owned TNL subsidiary, was formed to engage in the import and export of consumer goods. The company has been inactive since April 2005;
  TNL PCS Participações S.A. (“TNL PCS Participações”), a wholly-owned TNL subsidiary, was formed to provide telecommunications services of any kind. This company has never entered into the operating stage;

  Coari Participações S.A. ("Coari"), adquired by TMAR in December 2003, has as its main objective the participation in other companies, commercial or civil, as partner, shareholder or quotaholder, in the country or abroad. The company has not started activities yet; and
  Calais Participações S.A. ("Calais"), acquired by TMAR in December 2004, has as its main objective the participation in other companies, commercial or civil, as partner, shareholder or quotaholder, in the country or abroad. The company has not started activities yet.
All telephone services are subject to regulation and inspection by ANATEL, pursuant to Law 9,472, of July 16, 1997.

2          Gross Operating Revenues

	Consolidated
	03/31/06%		03/31/05%
Fixed-line telephone services
Local services:
Monthly subscription fee	1,675,407	28.7	1,633,751	29.0
Pulses (metered service)	591,409	10.1	659,784	11.7
Fixed-to-mobile calls VC1	653,649	11.2	646,314	11.5
Collect calls	14,603	0.2	22,095	0.4
Installation fee	11,265	0.2	11,21	0.2
Other revenues	7,407	0.1	4,905	0.1
Long-distance services:
Intra-sectorial	459,272	7.9	441,334	7.8
Inter-sectorial	136,98	2.3	155,322	2.8
Inter-regional	174,204	3.0	172,381	3.1
International	20,616	0.4	23,198	0.4
Fixed-to-mobile calls VC2 and VC3	168,898	2.9	168,237	3.0
Public telephone cards	287,846	4.9	273,836	4.9
Advanced voice (basically 0500/0800)	62,556	1.1	68,055	1.2
Additional services	140,403	2.4	130,79	2.1
	4,404,515	75.4	4,411,212	78.2

Mobile telephone services
Monthly subscription fee	153,088	2.6	103,58	1.8
Outgoing calls	300,009	5.1	195,251	3.5
Sale of handsets and accessories	77,481	1.3	73,597	1.3
National roaming	13463	0,2	10992	0,2
International roaming	19,965	0.3	23,395	0.4
Additional services	56,616	1.0	36,925	0.7
	620,622	10.5	443,74	7.9

Remuneration for the use of the fixed network
Use of fixed-line to fixed-line networks	140,311	2.4	206,274	3.7
Use of mobile to fixed-line networks	32,166	0.6	61,68	1.1
	172,477	3.0	267,954	4.8

Remuneration for the use of the mobile network
Use of fixed-line to mobile networks	52,503	0.9	41,461	0.7
Use of mobile to mobile networks	8,983	0.2	19,172	0.4
	61,486	1.1	60,633	1.1

Data transmission services
ADSL ("Velox")	207,841	3.6	137,799	2.4
Transmission (“EILD”)	119,681	2.0	90,288	1.6
Dedicated Line Service - SLD	68,238	1.2	72,697	1.3
IP services	53,232	0.9	55,474	1.0
Switching packs and frame relay	64,61	1.1	59,742	1.0
Other services	68,958	1.2	36,835	0.7
	582,56	10.0	452,835	8.0

Other services	268		1,057

Gross operating revenues	5,841,928	100.0	5,637,431	100.0

Rate and tariff adjustments (unaudited)

Telecommunication service rates are subject to comprehensive regulation. The concessions establish a price-cap mechanism for annual rate adjustments (net of taxes), which places an upper limit based on a weighted average of the rates for a basket of local and long-distance services. Interconnection tariffs are also adjusted annually.

On June 2005, according to Actions 51,300/301, ANATEL authorized the following tariff adjustments:

  Installation fee: 7.27%

  Monthly subscription fee: 7.27%

  Metered services: 7.27%

  Public telephone cards: 7.37%

  LD basket: 2.33%

  TU-RL: -13.32%

  TU-RIU:  2.94%

The adjustments were effective July 1, 2005. To this date, no decision was issued to stay or cancel the new adjustment.

	Average tariffs
	in reais (incl.taxes)

	Current	Previous
Local services
Installation fee	33.80	31.51
Monthly subscription fee – residential	39.87	37.17
Monthly subscription fee – non-residential	65.80	61.34
Trunking	56.13	52.33
Metered local service (average)	0.15240	0.14210
Public telephone cards	0.11650	0.10850

Long distance (Km) (*)
0 – 50	0.37575	0.37586
50 – 100	0.49313	0.49461
100 – 300	0.53463	0.50825
300+	0.58872	0.56369

(*)Weighted average tariffs for traffic of minutes of long-distance calls.

The average estimated tariff amounts for fixed-line to mobile services (VC1, VC2 and VC3), including taxes, are as follows:

  VC1 = R$ 0.7163
  VC2 = R$ 1.5023
  VC3 = R$ 1.7093

  The VC1 amount above corresponds to the 7.99% adjustment authorized by ANATEL on July 15, 2006. The amounts of VC3 and VC3 tariffs for SMP were also adjusted by 7.99% effective March 30, 2006.

  The main tariffs for the services of Oi’s most popular plan (Oi 40) are:
Amounts in reais
(including taxes)

Subscription (with a 40-minute deductible)	R$ 37.42 fixed per month
Mobile to fixed-line and mobile to mobile (postpaid)	R$ 0.83 per minute
Mobile to fixed-line and mobile to mobile (prepaid)	R$ 1.08 per minute
Call addition – calls to different city codes	R$ 1.03 per call

   3          Cost of Services Rendered and Operating Expenses – by Nature

	Consolidated – 03/31/06
	Cost of
	services		General &
	rendered		adminis-
	and goods	Selling	trative
	sold	expenses	expenses	Total

Depreciation (i)	723,399	13,057	56,357	792,813
Interconnection (ii)	626,413			626,413
Network maintenance (vii)	343,877			343,877
Provision for doubtful accounts		107,859		107,859
Personnel	46,756	44,763	62,461	153,980
Cost of handsets and other accessories(iii)	111,739			111,739
Rental and insurance (iv)	145,202	3,130	23,759	172,091
Sales commissions (v)		133,340		133,340
Contact center operation		95,195		95,195
Other third-party services	13,021	30,767	50,185	93,973
Postage and billing fee		93,243		93,243
Advertising (vi)		96,658		96,658
Consultancy and legal counseling	1,698	5,108	38,949	45,755
Electricity	69,349	2,312	5,394	77,055
Materials	47,105	1,751	2,322	51,178
Cost of materials for resale	33,413			33,413
Data processing	417	482	33,359	34,258
Third-party print and clearing services		14,096		14,096
Concession Contract - ANATEL (ix)	35,111			35,111
Other costs and expenses (viii)	68,528	5,925	2,701	77,154

	2,266,028	647,686	275,487	3,189,201

	Consolidated – 03/31/05
	Cost of
	services		General &
	rendered		adminis-
	and goods	Selling	trative
	sold	expenses	expenses	Total
Depreciation (i)	728,400	15,217	53,417	797,034
Interconnection (ii)	628,900			628,900
Network maintenance (vii)	243,068			243,068
Provision for doubtful accounts		157,450		157,450
Personnel	59,722	46,030	54,008	159,760
Cost of handsets and other accessories(iii)	89,013			89,013
Rental and insurance (iv)	130,209	2,158	20,092	152,459
Sales commissions (v)		119,524		119,524
Contact center operation		89,264		89,264
Other third-party services	13,856	16,758	55,627	86,241
Postage and billing fee		86,434		86,434
Advertising (vi)		82,783		82,783
Consultancy and legal counseling	2,410	1,507	31,638	35,555
Electricity	59,708	1,990	4,644	66,342
Materials	43,464	8,911	2,181	54,556
Cost of materials for resale	29,055			29,055
Data processing	2,636	867	37,943	41,446
Third-party print and clearing services		13,978		13,978
Other costs and expenses (viii)	50,040	3,932	4,056	58,028

	2,080,481	646,803	263,606	2,990,890

  (i) Depreciation costs of switching and transmission equipment reduced due to the gradual increase in the volume of totally depreciated TMAR equipment.

  (ii) Interconnection costs refer essentially to rates charged by other mobile telephone operators for the use of their networks, substantially reducing the margin of the fixed-line to mobile services (VC1, VC2 and VC3).

  (iii) This refers to the cost of selling mobile handsets, simcards and other Oi accessories.

  (iv) Rental and insurance costs mostly include amounts currently paid for rental of circuits, mobile platforms, posts of electricity companies, satellites, right of way and for dedicated lines from other telephone providers, as well as areas for the installation of Oi towers.

  TMAR has a network lease agreement with Oi for the provision of switched fixed-line telephone services on Wireless Local Loop – WLL technology. In the quarter, the related expenses amounted to R$20,953 (03/31/05 - R$19,674).

  (v)     This includes sales commission paid by TMAR and Oi to TNL.Contax and other agents. As from January 2006, no commission payments are made to HiCorp for intermediary services, as TMAR renegotiated the agreements to pay provider commissions to increase the telephone traffic within Region I of the Concession Plan (PGO), for calls originating from TMAR lines and ending in the internet connection infrastructure.

  (vi) Marketing expenses rose as a result of commercial campaigns implemented by TMAR, in particular with respect to Velox and the launch of Oi Internet. Furthermore, Oi has also increased such expenses to consolidate its brand, by sponsoring of, and merchandising at, a number of sports and fashion events, as well as nationwide TV shows.

  (vii) Network maintenance costs refer substantially to outsourced network maintenance services which do not increase the assets’ useful lives. The growth in such expenses arises from the expanded Velox installations, expanded Oi subscribers base, as well as the increased expenses with the external network,  driven by changes in the profile of contractors in the course of the agreement renegotiations.

  (viii) This refers mainly to the FISTEL fee on line installations and maintenance of network equipment, indemnities, donations and fines. The increase was mainly due to the expansion of Oi’s subscribers base.

  (ix) This relates to the provision recorded for the renewal of the ANATEL concession contract. The Company pays 2% of the prior year’s net revenues from telecommunications, every two years, as mentioned in Note 1.

   4          Other Operating Income (Expenses), Net

	Parent company		Consolidated
	03/31/06	03/31/05	03/31/06	03/31/05
Amortization of negative goodwill on the acquisition of AIX			1,613	1,613
Amortization of goodwill on the acquisition of Pegasus (Note 14)			(18,860)	(18,765)
Amortization of deferred charges (Note 16)			(16,816)	(16,772)
Taxes (i)	(19)		(90,140)	(71,883)
Fines	(650)		(4,443)	(7,638)
Fines for late payment (Note 9)			43,601	43,415
Provisions for contingencies (ii)	21		(172,213)	(119,055)
Rental of infrastructure (iii)			47,129	35,729
Expenses recovered		4	4,313	7,032
Bonuses and rebates obtained			10,195	2,694
Technical administrative services		2	12,601	10,653
Employees’ profit sharing (Note 24 (b))			(9,136)	(18,225)
Other, net		(61)	(15,484)	(24,457)

	(648)	(55)	(207,640)	(175,659)

  (i)      In the quarter ended March 31, 2006, subsidiaries TMAR and Oi recorded R$ 61,358 (03/31/05 - R$ 49,060) with respect to expenses with FUST - Fundo de Universalização de Serviços de Telecomunicações (Fund for Universal Telecommunications Services) and FUNTTEL - Fundo para o Desenvolvimento Tecnológico das Telecomunicações Brasileiras (Fund for the Development of Brazilian Telecommunications Technologies).

         Pursuant to ANATEL’s instructions, from December 2003 through December 2005, FUST contributions were computed at 1.5% of gross operating revenues from telecommunications services, while EILD and interconnection revenues, ICMS, PIS and COFINS taxes, as well as discounts granted were excluded from the calculation basis. As of January 1, 2006, upon issuance of ANATEL’s Docket 1 (subsequently converted into Docket 7), the calculation basis for determination of the FUST fee has changed and the exclusion of EILD and interconnection expenses is no longer permitted.

        Starting January 2006 (amounts relating to December), TMAR has deposited in court, under writ of mandamus 2006.34.00.000369-4 issued by the 7th Federal Court of the Federal District, the FUST contribution determined in accordance with ANATEL’s Docket of December 19, 2005.  This rule establishes that such contribution is due on amounts received from interconnection and network services, barring the deduction of these costs from the calculation basis. The writ of mandamus challenges the constitutionality of the contribution, ANATEL’s Docket and its retroactive enforcement. In April 2006, TMAR and the other telephone companies who were also joint plaintiffs in the above mentioned writ of mandamus were granted a preliminary injunction from the TRF – 1st Region, supporting the case that the ANATEL’s Docket cannot be enforced on a retroactive basis.

         As to FUNTTEL, Telemar and Oi have provided for the difference between amounts payable to FUNTTEL, determined according to the criteria adopted before December 2003 and the new calculation methodology applicable as of that date, as a result of the decision published by ANATEL with respect to FUST, as described above. Management believes that the FUNTTEL fee should be determined and paid on the same criteria as FUST, considering the nature and similarity of both contributions. However, as the Communications Ministry is yet to formalize the procedures for determining and paying the contribution, the Company has provided for the unpaid difference.

  Furthermore, the amounts of taxes (ISS, PIS and COFINS) on intercompany expenses were eliminated upon consolidation, totaling R$ 10,372 (03/31/05 - R$ 11,893).

  (ii)     The main variations occurred in expenses with contingencies refer to the reassessment of amounts involved in all pending tax and civil claims (see Note 20 for details).

  Provisions in connection with the challenging of ICMS – rental of IP gates, INCRA, FUST, FUNTTEL, ICMS credits on electricity, and income tax on foreign operations are recorded in the related income statement accounts, as shown below:

	Consolidated
	03/31/06	03/31/05
Deductions from gross revenues:
Rental of IP gates		1,448

Personnel expenses:
INCRA	(189)	(177)

Other operating expenses:
FUST	(16,770)
FUNTTEL	(2,820)	(575)
ICMS credit on electric energy	(4,312)	(9,225)

Financial expenses:
Income tax on foreign operations		(35,676)

	(24,091)	(44,205)

  (iii)   This refers to rental charged to wireless telecommunications suppliers for the use of TMAR and Oi buildings and infrastructure and the installation of radio base stations (ERB's).   The growth in the other operating revenues line is related to the expansion of the wireless network in Region I.

  5          Financial Results

	Parent company		Consolidated
	03/31/06	03/31/05	03/31/06	03/31/05

Financial income
Interest on marketable securities (i)	34,983	97,975	90,302	159,288
Interest on late payments (Note 9)			39,278	43,272
Interest on own capital receivable (ii)	190,339
Reversal of interest on own capital (ii)	(190,339)
Interest and monetary variations on
loans to subsidiaries (Note 25)	28,639	4,940
Interest on subsidiaries’ debentures (Note 25)	3,638	38,527
Interest and monetary variations on other assets,
substantially recoverable taxes	6,642	2,529	12,252	9,746
Financial discounts obtained (iii)			23,286	34,478
Other	3,965	7,166	2,074	1,976

	77,867	151,137	167,192	248,760

Financial expenses
Interest on loans payable to third parties	(12,257)	(37,008)	(108,028)	(146,662)
Interest on own capital payable (ii)			(43,775)
Reversal of interest on own capital (ii)			43,775
Monetary and exchange variation on
loans payable to third parties (iv)	88,040	37,678	298,426	11,300
Swap and option transactions (iv)	(145,301)	(107,582)	(424,546)	(220,906)
Income tax on financial transactions and bank charges,
including CPMF (v)	(10,150)	(10,827)	(58,128)	(111,521)
Monetary restatement of interest on own capital and
dividends proposed	(4,031)	(6,063)	(5,074)	(7,332)
Interest on debentures (Note 21)	(51,733)	(53,267)	(57,196)	(53,267)
Monetary restatement of provisions
for contingencies (Note 20)	(71)	(5)	(63,650)	(48,705)
IOF and PIS/COFINS on financial income	(19,236)	(1,984)	(21,951)	(5,897)
Interest on financed taxes and contributions -
REFIS (Note 19)	(3,772)	(4,009)	(21,146)	(23,418)
Interest and monetary variations on other liabilities	(78)	(135)	(6,999)	(10,034)
Other	(4,939)	(3,010)	(37,289)	(17,329)

	(163,528)	(186,212)	(505,581)	(633,771)

	(85,661)	(35,075)	(338,389)	(385,011)

  (i)      Financial income basically represents interest on financial investments, primarily investments in Bank Deposit Certificates (CDB), repurchase operations and investment funds in local currency (Note 8).

  (ii)     Considering the tax benefit introduced by changes in the income tax Law 9,249/95, TMAR declared R$ 234,114 during the period ended March 31, 2006 as interest on own capital, while TNL declared R$ 190,339.

  (iii)     This refers primarily to discounts obtained as a result of early payments to suppliers.

  (iv)      During the quarter ended March 31, 2006, the real appreciated 7.75% against the U.S.dollar (03/31/05 – devaluation of 0.44%).

  (v)      Subsidiary TNL Trading recorded a provision for the tax assessment arising from non payment of withholding tax on remittances abroad during years 2000, 2001 and 2002 in the amount of  R$ 35,676. Additionally, the Company paid R$ 14,610 relating to years 2003, 2004 and 2005. In April 2005, R$ 40,079 was paid with respect to this provision.

  6          Non-Operating Income (Expenses), Net

	Parent company	Consolidated
	03/31/05	03/31/06	03/31/05

Provision for losses on discontinued assets (i)			(1,366)
Disposal of permanent assets (ii)	(2)	(4,387)	(2,144)
Equity adjustments (iii)	(5,280)		(9,901)
Other non-operating income (expenses), net		1	32

	(5,282)	(4,386)	(13,379)

  (i)      This refers to the provision for losses on the operation of AIX ducts (Note 10).

  (ii)      This refers mainly to the write-off of network equipment, net of any proceeds on the sale of such assets.

  (iii)    This refers to gains and losses in the earnings of subsidiaries, arising from changes in percentage holdings.

  7          Income Tax and Social Contribution

  The reconciliation of income tax and social contribution calculated based on nominal rates to the taxes recorded in the income statement is as follows:

	Parent company		Consolidated
	03/31/06	03/31/05	03/31/06	03/31/05
Income before income tax and social contribution
and minority interests	160,573	169,710	313,333	438,605

Income tax and social contribution at
nominal rates (34%)	(54,595)	(57,701)	(106,533)	(149,126)

Adjustments to determine the actual rate:

Tax effect on permanent additions (i)	(805)	(24,742)	(12,815)	(41,919)

Permanent exclusion (addition) of equity accounting adjustments
(Note 14)	86,851	91,561	(787)	3,592

Tax effects on interest on own capital (Note 5)	(64,715)		14,884

Tax incentive and loss on investments, not recorded			(10,223)

Income tax and social contribution not recorded (Note 11)			(11,922)	(6,169)

Other	1,738	(1,264)	14,552	(447)

Income tax and social contribution benefit (provision)	(31,526)	7,854	(112,844)	(194,069)

Effective tax rate	19.63%	-4.63%	36.01%	44.25%

  (i) This refers to non deductible fines, donations, gifts and sponsorhips, as well as the results of derivative transactions accounted for on a cash basis at TNL and TMAR and settled during the year and permanently excluded for purposes of determining income tax and social contribution.  Additionally, equity in the earnings of subsidiaries with unsecured liabilities is also treated as a permanent addition to taxable income and the social contribution calculation basis.

  Income tax and social contribution benefits (expenses) for the period comprise the following:

	Parent company		Consolidated
	03/31/06	03/31/05	03/31/06	03/31/05
Prior years (a)
Income tax			460	(3,739)
Social contribution

			460	(3,739)
Current
Income tax	(816)		(113,613)	(120,224)
Social contribution	(919)		(39,947)	(44,700)

	(1,735)		(153,560)	(164,924)
Deferred
Income tax on temporary additions	(21,905)	1,741	29,803	12,998
Social contribution on temporary additions	(7,886)	627	10,453	2,127
Income tax on tax losses (b)		4,034		(30,505)
Social contribution on tax losses (b)		1,452		(10,026)

	(29,791)	7,854	40,256	(25,406)

	(31,526)	7,854	(112,844)	(194,069)

  (a)        In 2005, this refers to the profit from operations of former Telepará – Telecomunicações do Pará S.A. and Telaima – Telecomunicações de Roraima S.A. for calendar years 1999 and 2000, in the amounts of R$ 2,613 and R$ 1,126, respectively.

  (b)      According to current legislation, tax loss carryforwards may be offset against future taxable income up to an annual limit of 30% of this income. However, TMAR holds an injunction authorizing the offsetting of its accumulated tax loss carryforwards determined in 1998 and prior years up to 100% of its annual taxable income, but maintains a provision for contingencies relating to charges and interest in arrears in the amount of R$ 82,420 (03/31/05 - R$ 67,311) – (see Note 20 for details), calculated based on the anticipated use of such benefits. These tax loss carryforwards were fully realized until January 2005.

  8          Cash and cash equivalents

	Parent company		Consolidated
	03/31/06	12/31/05	03/31/06	12/31/05
Cash and equivalents	10,607	52	52,720	34,472
Financial investments:
Investment funds (i)	767,181	865,975	2,069,107	1,739,093
CDB (ii)	225,450	834,933	366,054	971,509
Repurchase operations (ii)		81,307	70,150	81,307
Deposits abroad (iii)				351,523
Government securities (iv)	280,427	388,285	471,595	589,644
Interest-bearing deposits (v)			2,127,995	3,619

	1,283,665	2,170,552	5,157,621	3,771,167

  (i) Investment funds have immediate liquidity. Of these funds, on a consolidated basis, R$ 975,118 (12/31/05 - R$ 686,853) are held in foreign investment funds, whose portfolio is mainly comprised of U.S. government securities and private securities issued by financial institutions. The amount of R$ 1,093,989 (12/31/05 - R$ 1,052,240) is held in Brazilian investment funds.

  (ii) These investments are indexed to the variation of the Interbank Deposit Certificate (CDI) and have immediate liquidity.

  (iii) This refers to very short term financial investments in U.S. dollar, indexed to the interbank rate of the United States financial market, and have immediate liquidity. The total amount was held in a foreign investment funds during the quarter.

  (iv) This refers to investments in government securities such as LFT – Financial Treasury Bill, with immediate liquidity.

  (v) These are very short-term, interest-bearing deposits with immediate liquidity, which are indexed to the variation of the CDI rate.

  Management of investment portfolios is the responsibility of the funds, and the consolidation of the financial statements of such funds is not required, pursuant to CVM Instruction no. 408/04.

  9          Accounts Receivable - Consolidated

	03/31/06	12/31/05
Mobile handsets and accessories sold	110,943	226,868
Services billed	2,967,991	2,777,773
Services not yet billed	992,202	1,025,669
Provision for doubtful accounts	(324,994)	(319,567)

	3,746,142	3,710,743

  The aging-list of accounts receivable is as follows:

	03/31/06%		12/31/05%

Not yet billed	992,202	24.3	1,025,669	25.4
Not yet due	1,282,246	31.5	1,414,965	35.2
Receivable from other providers	521,676	12.8	541,963	13.4
Overdue up to 30 days	686,170	16.9	545,287	13.5
Overdue from 31 to 60 days	251,700	6.2	177,187	4.4
Overdue from 61 to 90 days	109,602	2.7	104,915	2.6
Overdue more than 90 days	227,540	5.6	220,324	5.5

	4,071,136	100.0	4,030,310	100.0

  Overdue accounts are subject to a 2% fine (included in "Other operating income") on the total debt and late-payment interest of 1% per month (included in "Financial income") on a pro rata basis, which are recorded when the subsequent bill is issued after payment of the overdue bill.

  The provision for doubtful accounts is recorded in order to recognize probable losses on accounts receivable, considering the actions taken to limit services provided to defaulting customers and to collect such bills, starting when the delay is more than 60 days and progressively increasing, as follows:

		% of loss
Overdue bills	Restriction of services/collection process	Providedfor

30 to 60 days	Restriction to make calls	Zero
61 to 90 days	Restriction to make and receive calls	40
91 to 120 days	Disconnection with a 15-day notice	60
121 to 150 days	Collection	80
Over 151 days	Collection	100

  The provision calculation basis includes overdue balances with government departments, corporate customers and other telecommunications providers, as well as amounts arising from agreements with defaulting customers to settle the bills in installments. For installment agreements, the amounts to be rebilled from the provision for loss are treated according to the history of default. Accounts receivable and the related provision for doubtful accounts are reversed in the balance sheet for bills more than 180 days overdue.

  10        Credits Receivable – Long Term

	Consolidated

	03/31/06	12/31/05

Credits receivable - Barramar S.A. (i)	69,675	71,041
Credits receivable - Hispamar S.A. (ii)	35,224	34,937

	104,899	105,978

  (i)      The amount receivable from Barramar S.A. refers to 50% of the amounts recorded under long-term assets at AIX. As Barramar S.A. had its bankruptcy declared by the 5ª Câmara de Direito Privado do Tribunal de Justiça do Estado de São Paulo (5th Private Law Panel of State of São Paulo Tribunal of Justice) at a session held on March 24, 2004, AIX is taking the legal steps required to qualify as a creditor and determine the operating assets of the bankrupt company due to its participation in the Refibra Consortium. As discussed in Note 6, AIX recorded a provision to adjust the value of the operation of Barramar S.A. ducts in accordance with the expectation of realization, depending on the future profitability of the Refribra Consortium.

  (ii)      In November 2001, TMAR signed an association contract with Hispamar Satélites S/A., to reduce the costs to reach the Northern part of the country, in special the transponders rented from Embratel. On December 31, 2002, TMAR signed an agreement with Hispamar Satélites S.A., a subsidiary of Hispamar Ltda., for the onerous transfer of the right to operate the geostationary Band C satellite launched on August 4, 2004. The transfer price of the right of exploration was set at R$ 28,659 by an independent specialized company, and is restated by the IPC (Consumer Price Index).

            The conversion of such credits into equity of holding Hispamar Satélites S.A. has been approved by  TMAR’s Board of Directors but the related corporate agreements are still pending. Accordingly, TMAR will continue to classify such amounts as long-term receivables until such time as they are converted into permanent investments. TMAR’s management estimates that this interest will not exceed 20% of the capital of the investee.

  11        Deferred and Recoverable Taxes

	Parent company				Consolidated
	03/31/06		12/31/05		03/31/06		12/31/05
	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term

ICMS recoverable	3		3		414,125	238,720	425,035	233,665
Income tax on temporary additions (i)	29,520	103,757	29,520	125,662	154,209	717,501	154,209	688,130
Social contribution on temporary additions (i)	10,627	37,936	10,627	45,822	55,515	246,211	55,515	235,912
Income tax on tax losses (i)						381,449		381,449
Social contribution on tax losses (i)						134,023		134,023
Income tax recoverable	208,756		42,621		263,055		379,510
Social contribution recoverable	241		242		7,374		149,298
Withholding taxes	123,079		216,628		185,878		322,391
Other taxes recoverable	7,673		7,673		102,659		121,230

	379,899	141,693	307,314	171,484	1,182,815	1,717,904	1,607,188	1,673,179

  (i)     TNL and its subsidiaries record deferred tax credits arising from timing differences and tax loss carryforwards, under the terms of CVM Resolution 273/98 and CVM Instruction 371/02. Pursuant to a technical appraisal approved by TNL’s management, also submitted to the approval of the Auditing Council, the generation of taxable income over the next ten years, brought to present value, will be sufficient to absorb such credits, as follows:

	Parent company	Consolidated
Up to december 31:

2006	30,110	157,293
2007	30,562	249,202
2008	25,961	245,443
2009	23,971	245,961
2010 to 2012	59,995	500,432
2013 to 2015	11,241	290,577

	181,840	1,688,908

  For those direct and indirect subsidiaries that, at March 31, 2006, do not have a past history of profitability and/or expectation of future generation of taxable income over the next ten years, tax loss carryforwards were not totally recorded. Unrecorded credits amount to R$ 285,354 at March 31, 2006 (12/31/05 - R$ 288,684), of which R$ 242,773 relate to Oi (12/3105 - R$ 247,599).

  Additionally, unrecorded credits on unrecorded timing differences at March 31, 2006, amount to R$ 82,661 (12/31/05 - R$ 53,486).

  12        Prepaid Expenses

	Parent company		Consolidated
	03/30/06	12/31/05	03/30/06	12/31/05

Financial charges (i)	94,673	97,296	304,166	305,829
Subsidies – Oi handsets (ii)			233,340	214,153
FISTEL fee(iii)			227,266	103,625
Insurance	261		10,239	14,002
Taxes and contributions	89		19,914	10,264
Other (iv)	2,828	1,447	86,835	7,201

	97,851	98,743	881,760	655,074

Short term	4,947	3,857	620,116	393,417
Long term	92,904	94,886	261,644	261,657

  (i) Financial charges and premiums paid in advance when obtaining loans and financing and issuing debentures (Notes 17 and 21) are amortized over the term of the related contracts.

  (ii) This refers to the number of postpaid mobile handsets sold, with a minimum subsidy of R$ 300 reais and based on actual additions. The change arises from the relationship between the average customer retention period (approximately 4 years) and the 12-month contractual term subject to fine for early termination or migration to prepaid plans.

  (iii) This refers to the Fundo de Fiscalização das Telecomunicações - FISTEL fee paid on installations (R$ 26.83 reais per installation) which is deferred and amortized over the estimated period of client churn, equivalent to 24 months, for a total of R$ 105,054 (12/31/05 - R$ 103,625). This line also includes early payments made by TMAR and Oi, according to the applicable legislation, as FISTEL fee for maintenance, taken to income on a monthly basis during the year, for a total of R$ 122,212.

  (iv) This includes expenses relating to annual right of way contracts, circuit and equipment and posts rentals, among others.

  13 Judicial Deposits

	Parent company		Consolidated
	03/30/06	12/31/05	03/30/06	12/31/05

Tax	2,627	2,439	360,973	315,039
Labor	25	25	247,071	227,774
Civil	1,790	1,790	185,933	169,696

	4,442	4,254	793,977	712,509

  TNL and its subsidiaries make judicial deposits to ensure their right to appeal with respect to civil, labor and tax claims. Tax claims include deposits of R$ 84,373 (12/31/05 - R$ 84,411) relating to appeals filed against assessments by INSS, and R$ 28,453 (12/31/05 - R$ 28,444) relating to IPTU. A large part of these deposits relate to INSS tax assessments. For the INSS and IPTU claims where loss is considered likely, the Company records provisions totaling R$ 53,880 (12/31/05 - R$ 52,566).

  A number of deposits have also been made as a guarantee against tax foreclosure in connection with taxes administered by the Internal Revenue Secretariat, as well as to postpone the collection of other amounts owed to State and Local Finance Secretaries, totaling R$ 151,128 (12/31/05 - R$ 132,826).  Judicial appeals have also been filed with respect to ICMS on ancillary telecommunications services (Agreement 69/89), retroactively to June 1998, in the amount of R$ 69,914 (12/31/05 - R$ 69,358) (see Note 20 for details), as well as appeals relating to FUST in the total amount of R$ 27,105 (see Note 4 for details).

  14  Investments

	Parent company		Consolidated

	03/30/06	12/31/05	03/30/06	12/31/05
Investments accounted for on the equity method	9,000,311	8,935,205
Goodwill on the acquisition of Pegasus, net			132,023	150,884
Tax incentives	10,698	10,698	44,692	44,692
Provision for losses on tax incentives	(3,143)	(3,143)	(37,136)	(37,136)
Other investments	77	77	5,415	5,525
	9,007,943	8,942,837	144,994	163,965

  Equity in the earnings of subsidiary companies arising from gains and losses on variations in the holding percentage in the sharing capital of subsidiaries is classified as “Non-operating income (expenses), net” (Note 6).

			Holding- %		Equity accounting			Investment value
Subsidiaries	Sthareholders’ equity	Net income (loss) for the period	Total capital	Voting capital	03/31/06	03/31/05	Dividends and Interest on own capital	03/31/06	12/31/05

TMAR (i)	10,835,108	309,797	80.89	97.24	251,553	119,114	592,264	8,876,338	4,711,078
Telemar Telecomunicações(i)	9,715	(299)	100	100	(299)	105,032	382.866	9,715	4,114,060
TNL.Net	5,049	115	100	100	115	104		5,049	4,934
HiCorp	108,822	4,076	100	100	4,076	45,047	2,609	108,822	104,746
TNL Trading	33		100	100		(53,504)		33	33
TNL PCS Participações	354		100	100				354	354
Contax Participações (ii)						(3,717)

					255,445	212,076	977,739	9,000,311	8,935,205

Other investments								7,632	7,632

								9,007,943	8,942,837

  (i)     Equity in the earnings of TMAR is determined by the percentage holding obtained after exclusion of treasury shares, and equals 81.92% at TNL  (03/31/05 – 43.61% at TNL and 38.18% at Telemar Telecomunicações, whose share control is fully held by TNL, as discussed in Note 1).

  (ii)     OnNovember 26, 2004, TNL published a Relevant Event notice relating to the approval by its Board of Directors of the spin-off of the contact center activities operated by TNL Contax. The transaction was approved at the Special Shareholders’ Meeting of TNL held on December 29, 2004. The transfer of the share control of Contax Participações was completed on March 1, 2005, at which time the equity pick-up for December 2004, in the amount of R$ 3,717, was reversed.

  15        Property, Plant and Equipment

	Parent co.
	03/31/06			12/31/05	Annual
					depreciation
		Accumulated			rates
	Cost	depreciation	Net	Net	(%)

Buildings	30,540	(20,017)	10,523	10,680	4 to 10
Land	8,810		8,810	8,810
Hardware and software	22,260	(19,095)	3,165	3,346	20
Other assets	10,977	(7,688)	3,289	3,432	10 to 20
Other equipment	1,474	(765)	709	735

	74,061	(47,565)	26,496	27,003

	Consolidated
	03/31/06			12/31/05	Annual
					depreciation
		Accumulated			rates
	Cost	depreciation	Net	Net	(%)

TMAR switching equipment	11,739,341	(11,206,488)	532,853	661,069	20
Oi switching equipment (i)	887,504	(214,586)	672,918	676,648	10
TMAR transmission equipment	7,778,567	(6,289,200)	1,489,367	1,526,482	20
Oi equipment transmission (i)	1,906,010	(470,300)	1,435,710	1,424,085	10
Terminal equipment	2,298,375	(2,158,814)	139,561	160,229	20
Trunking (switches)	5,947,866	(5,136,584)	811,282	881,910	5 to 20
Cabbles (access network)	5,472,790	(2,793,740)	2,679,050	2,681,093	3 to 20
Other equipment	1,779,497	(1,270,096)	509,401	521,149	3 to 20
Underground ducting	1,999,984	(1,216,892)	783,092	782,500	4
Posts and towers	886,848	(361,220)	525,628	518,389	4 to 5
Hardware and software	1,715,294	(1,138,261)	577,033	595,180	20
Buildings	2,136,670	(1,328,456)	808,214	823,373	4 to 10
Land	157,298		157,298	157,161
Leasehold improvements	515,384	(168,902)	346,482	326,124	10
Other assets	708,869	(458,770)	250,099	277,659	10 to 20
Construction in progress	737,058		737,058	751,475
Inventories for expansion	112,828		112,828	115,803
Right of use – Oi (ii)	1,236,567	(327,031)	909,536	931,712	7

	48,016,750	(34,539,340)	13,477,410	13,812,041

  (i)         The depreciation rate for Oi’s transmission and switching equipment is supported by an internal report on the assessment of the useful life. This assessment is based primarily on technical obsolescence, wear and tear and is in line with the practices followed by the mobile telecommunications sector.

  (ii)         Refers to the right to use radio frequencies, which Oi acquired in March 2001 for  R$ 1,102,007, effective until March 12, 2016 and subject to a single extension for 15 years. The financial charges incurred before the start-up of Oi were capitalized, totaling R$ 63,942. In July 2003 and January 2004, Oi acquired new authorizations to use radio frequencies until March 12, 2016, for a total of R$ 70,618, in order to improve the penetration in certain areas.

  16        Deferred Charges - consolidated

  These amounts refer to expenses incurred during the pre-operating period and are being amortized based on economic feasibility studies prepared by third parties. The average period is estimated at five years for Pegasus and ten years for AIX and Oi (except for the deferred balance of Pegasus, merged into Oi in 2005, which will continue to be amortized over five years).

  Deferred balances per subsidiary can be stated as follows:

	03/31/06			12/31/05
		Accumulated
	Cost	amortization	Net	Net

Oi	631,974	(238,465)	393,509	409,228
AIX	21,512	(9,116)	12,396	12,961
HiCorp	2,666	(2,666)		333
Oi internet	4,000	(600)	3,400	3,600

	660,152	(250,847)	409,305	426,122

  17        Loans and Financing

					Parent company		Consolidated

	Inception	Maturity	Guarantees	Financial charges	03/31/06	12/31/05	03/31/06	12/31/05
(a) Local currency

BNDES (i)	12/2000	01/2008	TNL endorsement and TMAR receivables	TJLP + 3.85% p.a.			784,013	884,713

BNDES (ii)	12/2003	01/2011	TNL endorsement and TMAR receivables	TJLP + 4.50% p.a.			378,756	395,570

BNDES (iii)	09/2004	10/2012	TNL endorsement and Oi receivables	TJLP + 4.50% p.a.			611,766	607,501

BNDES (iv)	07/2005	08/2013	TNL endorsement and TMAR receivables	TJLP + 3.50% p.a and 4.50% p.a.			84,358	83,770

BNDES	12/2005	12/2013	TNL endorsement and TMAR receivables	TJLP + 4.50% p.a.			24,117	23,949

Banco do Nordeste do Brasil S.A.	06/2004	12/2014	TMAR receivables	11.9% p.a. and 10.5% p.a.			157,713	157,713

Other							14,500	14,500

Subsidiaries			None	104% of CDI and 102% of CDI	105,008	112,474

Financial charges					8,879	6,280	19,187	19,717

				Total in local currency	113,887	118,754	2,074,410	2,187,433

						Parent company		Consolidated
(b) Foreign currency	Inception	Maturity	Guarantees	Currency	Financial charges	03/31/06	12/31/05	03/31/06	12/31/05

BNDES (i)	dez/00	jan/08	TNL endorsement and	UMBND (ix)	BNDES variable
			TMAR receivables		rate + 3.85% p.a.			209,02	252,997

BNDES (ii)	dez/03	jan/11	TNl endorsement and	UMBND (ix)	BNDES variable
			TMAR receivables		rate + 4.50% p.a.			66,921	74,968

ABN AMRO Bank N.V.	abr/01	mai/06	None	US$	LIBOR + 5% p.a.	16,184	17,438	16,184	17,438

ABN AMRO Bank N.V. (v)	ago/01	ago/09	TNL endorsement	US$	LIBOR + 0.50% p.a.
					to 3.81% p.a.			769,056	1,101,718

ABN AMRO Bank N.V.	jan/04	abr/09	None	US$	LIBOR + 3.0% p.a.
					to 4.83% p.a.			130,344	140,442

ABN AMRO Bank S.A.	jun/05	jun/10	None	US$	5.51% p.a.			39,972	66,475

ABN AMRO Bank S.A.	dez/05	dez/10	None	US$	4.93% p.a.			21,724

ABN AMRO Bank S.A.	jun/05	mai/08	None	US$	5.05% p.a.			65,172	70,221

ABN AMRO Bank S.A.	set/05	set/08	None	US$	5.45% p.a.			130,733	140,861

ABN AMRO Bank S.A.	out/05	out/08	None	US$	5.28% p.a.			33,274	35,851

ABN AMRO Bank S.A.	dez/05	nov/08	None	US$	5.43% p.a.			43,448	46,814

ABN AMRO Bank S.A.	fev/06	jan/09	None	US$	5.40% p.a.			29,344

Banco Itaú S.A.	dez/00	abr/06	Promissory note	US$	LIBOR + 2.75% p.a.
					to 3.125% p.a.	9,587	10,33	9,587	10,33

BankBoston N.A.	fev/00	jan/06	TNL endorsement	US$	LIBOR + 4.25% p.a.				2,34

Banco do Estado de São Paulo S.A. -	jan/04	jan/07	None	US$	6.5% p.a.			17,379	18,726
BANESPA

EDC - Export Development Corporation	jan/00	abr/07	None	US$	LIBOR + 3.0% p.a.	29,327	31,599	29,327	31,599

						Parent company		Consolidated
	Inception	Maturity	Guarantees	Currency	Financial charges	03/31/06	12/31/05	03/31/06	12/31/05
Fuji Bank, Limited	nov/00	set/06	None	US$	LIBOR + 1.5% p.a.	19,749	42,558	19,749	42,558

KFW - Kreditanstalt Fur	fev/03	ago/12	TNL endorsement and	US$	LIBOR + 0.75% p.a.			115,038	133,485
Wiederaufbau (vi)			pledge of Oi equipment

FINNVERA - Finnish Export Credit (vi)	fev/03	fev/12	TNL endorsement and	US$	LIBOR + 1.1 % p.a.			260,688	304,291
			pledge of Oi equipment

FINNVERA - Finnish Export Credit (v)	nov/04	ago/10	TNL endorsement and	US$	LIBOR + 1.685% p.a.
			pledge of Oi equipment		and 4.56% p.a			107,463	115,789

Nordic Investment Bank - NIB (vi)	mar/03	fev/12	TNL endorsement and	US$	LIBOR + 4.3 % p.a.			48,879	57,055
			pledge of Oi equipment

Nordic Investment Bank – NIB (v)	nov/04	ago/10	TNL endorsement and	US$	LIBOR + 1.625% p.a.			43,448	46,814
			pledge of Oi equipment		and 4.5% p.a.

Société Générale / Coface (vi)	fev/03	nov/12	TNL endorsement and	US$	LIBOR + 0.75% p.a.			88,017	94,836
			pledge of Oi equipment

KFW - Kreditanstalt Fur Wiederaufbau	jun/00	out/09	None	US$	8.75% to 11.87% p.a.			111,335	136,541

KFW - Kreditanstalt Fur Wiederaufbau	jul/02	jan/11	None	US$	LIBOR + 0.8% p.a.
					and 4,5% p.a.			111,139	135,395

Japan Bank for International	ago/01	jan/10	None	Yen	1.65% p.a.	344,943	417,014	344,943	417,014
Cooperation - JBIC (vii)

Japan Bank for International	jan/03	jan/11	None	Yen	TIBOR +
Cooperation - JBIC (vii)					1.25% p.a.	343,916	406,533	343,916	406,533

Unibanco - União de Bancos Brasileiros S.A.	dez/04	dez/07	None	US$	4.90% p.a.			7,837	8,444

Banco Bilbao Vizcaya Argentaria S.A.	jul/00	dez/06	TNL endorsement	US$	6.84% p.a.			4,823	5,197

Société Générale / Natexis	dez/04	out/09	None	US$	LIBOR + 1.95% p.a.			65,172	70,221

						Parent company		Consolidated
	Inception	Maturity	Guarantees	Currency	Financial charges	03/31/06	12/31/05	03/31/06	12/31/05

SEB Merchant Banking	03/2002	10/2006	None	US$	LIBOR + 2.75% p.a.	8,802	18,968	8,802	18,968

Société Générale	12/2002	06/2007	None	US$	LIBOR + 5% p.a.	15,983	17,221	15,983	17,221

Deustche Bank GB	01/2004	01/2007	None	US$	LIBOR + 4% p.a.			16,655	26,918

Banco Santander do Brasil S/A	04/2005	04/2008	None	US$	5.9% p.a.			26,478	28,529

Suppliers

SIEMENS Ltda.	06/2002	10/2007	TNL promissory note	US$	LIBOR + 4.71% p.a.	9,124	9,831	9,124	9,831

Senior Notes (viii)	12/2003	12/2013	None	US$	8 % p.a.	325,860	351,105	325,860	351,105

Financial charges						13,297	9,084	60,441	52,701

				Total in foreign currency		1,136,772	1,331,681	3,747,275	4,490,226

				Total loans and financing		1,250,659	1,450,435	5,821,685	6,677,659

			Swap transactions in foreign currency			661,594	732,839	1,732,551	1,952,067
			Loans and financing – short term			476,770	582,661	2,340,422	2,827,567
		Loans and financing – long term				1,435,483	1,600,613	5,213,814	5,802,159

  (a)        Changes in balance of loans and financing in the quarter ended March 31, 2006 (consolidated)

Balance			Financial	Balance
12/31/05	Additions	Amortization	charges	03/31/06

8,629,726	30,000	(1,280,350)	174,860	7,554,236

  (b)       Description of the main loans and financing

  (i)         Refers to the use of funds provided by special credit lines for the acquisition and assembly of edquipment, infrastructure and other equipment, under the “Telecommunication Investment Support Program”.   Financial charges and the principal are due on a monthly basis until January 2008. As of December 31, 2005, TMAR was in compliance with the financial ratios set forth in the agreement.

  (ii)        From December 2003 to October 2004, TMAR withdrew R$ 529,635 under a loan contract signed with BNDES in December 2002, with the objective to finance its investment plans for 2002, 2003 and 2004.  The funds were used to expand the telecommunications network and introduce operating improvements. Financial charges are due on a quarterly basis up to January 2005, and on a monthly basis from May 2005 through January 2011. The principal is payable on a monthly basis as from May 2005.

  (iii)       In September 2004, Oi entered into a financing contract with BNDES for R$ 663,000 and withdrew R$ 585,000 (corresponding to R$ 400,000 in September 2004 and R$ 185,000 in May 2005) in order to finance its investment plan. Financial charges are due on a quarterly basis up to April 2006, and on a monthly basis from May 2006 throguh October 2012. The principal will be payable on a monthly basis as from May 2006.  On December 29, 2006, with the consent of BNDES, Oi transferred 100% of this financing to TMAR.

  (iv)     In July 2005, TMAR signed a loan agreement with BNDES in the amount of R$ 217,945 and withdrew R$ 80,000 in that month in order to finance the Universal Service Target Plan (PGMU). Financial charges are due on a quarterly basis up to August 2006, and on a monthly basis from September 2006 through August 2013. The principal will be payable on a monthly basis as from September 2006.

  (v)    In August 2001, Oi obtained a US$ 1.425 billion credit line from a consortium formed by banks and suppliers (Nokia, Siemens and Alcatel), led by Banco ABN AMRO Bank, which was allocated to investments and working capital requirements.   After the loan was restructured three times, the last time in August 2005, at March 31, 2006, the line amounted to US$ 423 million, net of amortization through that date, with no balance left to be withdrawn. In November 2003 the debt was transferred from Oi to TMAR.

  (vi)    In December 2002, Oi signed a financing agreement with KFW – Kreditanstalt Fur Wiederaufbau, Nordic Investment Bank, Société Générale/Coface and Finnish Export Credit – Finnvera for R$ 300 million, to partly replace the credit line from ABN AMRO Bank N.V.. In November 2003, the debt was transferred from Oi to TMAR.

  (vii)      In August 2001, and January and February 2003, TNL obtained R$ 1,646,110 from Japan Bank for Internacional Cooperation - JBIC to finance TMAR’s investments.

  (viii)      On December 18, 2003, TNL obtained R$ 878,820 (US$300 million) via the issuance of notes abroad, non-convertible “Senior Notes”, with JP Morgan as coordinating agent, and participation of BB Securities and CSFB in the distribution. These securities are remunerated at a rate of 8% per year and will mature in August 2013, with an option of early settlement by the Company, annually as of the fifth year, without guarantees. The funds will be used for various corporate purposes. On December 1, 2005, TNL carried out the early redemption of part of the Senior Notes, in the amount of US$ 150 million. The Notes were subsequently cancelled.

  (ix)       Currency basket published by BNDES on a daily basis.

  The maturity dates of long-term are scheduled as follows:

	Parent company	%	Consolidated	%

Local currency
2007	113,887	7.9%	493,726	9.5%
2008			247,877	4.8%
2009			212,241	4.0%
2010			212,241	4.0%
2011			140,408	2.7%
2012 and thereafter			135,094	2.6%

	113,887	7.9%	1,441,587	27.6%

Foreign currency
2007	171,994	12.0%	736,865	14.1%
2008	299,695	20.9%	1,214,438	23.3%
2009	284,842	19.8%	903,448	17.3%
2010	190,167	13.2%	375,572	7.2%
2011	49,038	3.4%	153,354	2.9%
2012 and thereafter	325,860	22.7%	388,550	7.5%

	1,321,596	92.1%	3,772,228	72.4%

Total
2007	285,881	19.9%	1,230,591	23.6%
2008	299,695	20.9%	1,462,315	28.0%
2009	284,842	19.8%	1,115,689	21.4%
2010	190,167	13.2%	587,813	11.3%
2011	49,038	3.4%	293,762	5.6%
2012 and thereafter	325,860	22.7%	523,644	10.0%
	1,435,483	100.0%	5,213,814	100.0%

  18        Payable and Deferred Taxes

	Parent company		Consolidated
	03/31/06	12/31/05	03/31/06		12/31/05

	Short	Short	Short	Long	Short	Long
	term	term	term	term	term	term

ICMS (i)			573,493	591	564,757	2,298
ICMS – Agreement 69/98			123,074		118,028
PIS and COFINS	17,891	16,560	102,801		124,395
Income tax payable	2,984	15,689	161,574		358,802
Social contribution payable	919	6,516	39,948		140,675
Deferred income tax and social
contribution - Law 8,200			12,815	872	13,402	872
Other	710	1,424	28,749		22,899

	22,504	40,189	1,042,454	1,463	1,342,958	3,170

  (i)   Telecommunications services are subject to several taxes, including local, state and federal taxes. The main one is ICMS (value-added tax), assessed by states at different rates. The ICMS rate is  35% for Rondônia; 30% for the States of Pará, Paraíba, Mato Grosso, Rio Grande do Sul and Rio de Janeiro; 28% for Pernambuco; 27% for the States of Bahia, Ceará, Rio Grande do Norte, Sergipe, Paraná, Alagoas and Mato Grosso do Sul; and 29% for the State of Goiás. For all other States, the ICMS rate is 25%.

  19        Refinancing of Taxes and Contributions - REFIS

              TNL and its subsidiaries TMAR and Oi (including amounts originally recorded by Pegasus) adhered to the program for refinancing of taxes and contributions (Programa de Refinanciamento Fiscal – REFIS), according to Law 10,684, of May 30, 2003, subscribing a substantial part of the debits with the national treasury and with the INSS matured until February 28, 2003. Pursuant to Art. 7 of said Law, TNL and its subsidiaries must pay REFIS installments on a timely basis. They may be excluded from the program should payments be late for three consecutive months or six non consecutive months, whichever is earlier.

              Refinancing is due in 180 installments for TNL and 120 installments for the subsidiaries. During the quarter ended March 31, 2006, timely settlements amounted to R$ 3,423 (TNL) and R$ 29,731 (consolidated), in accordance with the provisions of the Brazilian Securities Commission (CVM) Instruction 346, whereby timely payments are a prerequisite to the maintenance of REFIS terms.

  REFIS amounts comprise the following:

	Parent company				Consolidated
	03/31/06		12/31/05		03/31/06		12/31/05
	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term

COFINS					61,959	383,194	60,586	389,846
CPMF	3,722	41,559	3,639	41,547	25,923	178,306	25,348	180,691
Income tax					11,379	68,630	11,127	69,890
Social contribution					3,826	26,907	3,742	27,246
INSS - SAT					2,943	21,782	2,890	22,006
IOF	10,077	112,529	9,854	112,498	13,232	131,786	12,939	132,100
PIS					550	3,610	537	3,664

	13,799	154,088	13,493	154,045	119,812	814,215	117,169	825,443

  REFIS amounts segregated by principal, fines and interest comprise the following:

	Consolidated
	03/31/06				12/31/05
	Principal	Fines	Interest	Total	Total

COFINS	320,838	32,216	92,099	445,153	450,432
CPMF	148,382	14,838	41,009	204,229	206,039
Income tax	43,844	10,353	25,812	80,009	81,017
Social contribution	17,044	3,805	9,884	30,733	30,988
INSS - SAT	14,499	2,505	7,721	24,725	24,896
IOF	106,205	10,621	28,192	145,018	145,039
PIS	2,652	296	1,212	4,160	4,201

	653,464	74,634	205,929	934,027	942,612

  These amounts are monetarily restated by the variation of TJLP (Long-Term Interest Rate), and R$ 3,772 (TNL) and R$ 21,146 (consolidated) were recognized as “Financial expenses” (Note 5) in the quarter ended March 31, 2006.

  At March 31, 2006, REFIS payments brought to present value at 12% per year (average projected remuneration rate) for the remaining period of 12 years and two months total R$ 134,744 at TNL and R$ 802,010 on a consolidated basis.

  As the Federal Revenue Secretariat (SRF) and National Treasury General Attorney Office (PGFN) inappropriately included TNL and its subsidiaries in the Special Financing Program (Parcelamento Especial – PAES), the companies filed a lawsuit in order to prove their good standing with respect to the payment of the installments, as well as to accurately state the debts included in that Program. In this connection, pursuant to a preliminary injunction conditioned to a guarantee, the companies have made monthly supplementary judicial deposits of approximately R$ 3 million, and will continue to do so until such time as an administrative or judicial decision is given adjusting the accurate balance of debts included in PAES.

  20      Provisions for Contingencies

  (a)        Composition of book values

		Parent company		Consolidated
		03/31/06	12/31/05	03/31/06	12/31/05

	Tax

(i)	ISS	424	424	50,858	48,986
	INSS (joint responsibility,
	fees and indemnifications)			43,418	42,108
(ii)	ICMS assessments			212,228	158,882
(iii)	ILL – Tax on net income			39,057	38,266
(iv)	Tax loss carryforwards			82,420	79,881
(v)	Other claims	4	4	126,525	104,794

		428	428	554,506	472,917

	Labor

(i)	Hazardous work conditions premium			116,773	111,101
(ii)	Salary differences/equalization of salary scales	9	8	100,505	106,426
(iii)	Indemnities	22	21	70,003	79,220
(iv)	Overtime	557	511	343,459	340,355
(v)	Claims by outsourced personnel	20	21	246,181	228,575
(vi)	Other claims	65	109	167,966	136,750

		673	670	1,044,887	1,002,427
	Civil

(i)	Small claims courts			80,860	55,788
(ii)	ANATEL fines			34,354	33,498
(iii)	ANATEL estimates			143,743	114,055
(iv)	Fundação Atlântico de Seguridade Social indemnity			74,238	72,597
(v)	Other claims	2,282	2,239	192,816	186,784

		2,282	2,239	526,011	462,722

		3,383	3,337	2,125,404	1,938,066

  The provisions for contingencies are monetarily restated on a monthly basis, according to the criteria established in the respective legislation, as follows:

  Tax:                 Variation of the SELIC (Special System for Settlement and Custody) interest rate;
  Labor:              Variation according to the TRT (Regional Labor Court) interest indices, plus interest of 1% p.m.;
  Civil:                 Variation of the TR (Reference Rate) interest rate, plus 0.5% p.m..

  (b)       Detail of claims per nature of risk at March 31, 2006 (consolidated)

	Tax	Labor	Civil	Total

Probable	554,506	1,044,887	526,011	2,125,404
Possible	4,583,880	866,448	441,879	5,892,207
Remote	244,462	685,242	365,969	1,295,673

Total	5,382,848	2,596,577	1,333,859	9,313,284

  (c)        Summary of changes in the balances of provisions for contingencies

	Parent company

	Tax	Labor	Civil	Total

At December 31, 2005	428	670	2,239	3,337
Additions, net of reversals		(21)		(21)
Write-offs by payment		(4)		(4)
Monetary restatement (Note 5)		28	43	71

At March 31, 2006	428	673	2,282	3,383

	Consolidated

	Tax	Labor	Civil	Total

At December 31, 2005	472,917	1,002,427	462,722	1,938,066
Additions, net of reversals	69,248	31,609	95,447	196,304
Write-offs by payment	(19,028)	(21,248)	(32,340)	(72,616)
Monetary restatement (Note 5)	31,369	32,099	182	63,650

At March 31, 2006	554,506	1,044,887	526,011	2,125,404

  (d)        Probable contingencies (consolidated)

  Tax:

  (i)   ISS - TMAR records provisions for assessments in connection with the levy of ISS on several services, such as equipment rental, value-added services, and other technical and administrative services. The provision recorded reflects the portion of the assessments that are considered as probable losses by the legal consultants.

  (ii)   ICMS assessments – Provision considered sufficient by management to cover a number of assessments relating to: (a) ICMS instead of ISS taxes on certain revenues;  (b) offset of credits on the acquisiton of goods and other inputs required for network maintenance; and (c) assessments regarding non compliance with ancillary obligations. Changes during the quarter ended March 31, 2006 arise primarily from the Company’s decision to record a full provision for the assessment notice on the ICMS credit recorded on electricity. During 2005, the Company filed suits in the whole country challenging the elimination of such credit. Most of these suits are currently in the technical inspection phase. Another driver of the changes in the quarter was the review of the risk of loss in the context of these assessments, in the opinion of the Company legal advisors and according to decision of the Taxpayers Council.

  (iii)   ILL - TMAR offset the amount of ILL paid up to calendar year 1992 based on Superior Court (STF) decisions on the unconstitutionality of this tax. Although the higher court’s decision is now unanimous, the Company maintains a provision considering that no final ruling was given on the credit restatement criteria. Changes seen in the period ended March 31, 2006 refer to monetary restatement.

  (iv)   Tax loss carryforwards – As disclosed in Note 7, TMAR has a judicial injunction that guarantees the offset of the tax losses and tax loss carryforwards, if determined in the years up to and including 1998, up to 100% of annual taxable income.

  (v)   Other claims – This refers substantially to provisions for IPTU tax assessments, in the amount of R$ 10,462, challenging of the FUNTTEL fee calculation basis in the amount of R$ 17.804, FUST in the amount of R$ 29,613 (see Note 4 for details) and several tax assessments with respect to income tax and social contribution, totaling R$ 25,576.

  Labor:

  There has been a significant increase in the volume of labor claims due to:  (a) unfavorable judicial decisions on claims filed by ex-employees dismissed in connection with restructuring in prior years;   (b) incentive to the recovery of the differences of the FGTS rescission fines, relating to the excesses of inflation due to the Verão and Collor plans; (c) increase in the volume of claims for joint liability related to the rescission of agreements with network maintenance firms whose performance did not meet the Telemar Group’s required quality standards; (d) expanded authority limits of the labor courts after enactment of Constitutional Amendment 45; and (e) increased labor union powers to act as legal substitute. The main contingencies per nature of claim are summarized as follows:

  (i)         Hazardous work conditions premium - This provision reflects the amount payable under possible trade union agreements for employees working within an environment considered to be hazardous, principally close to high-tension electric installation.

  (ii)        Salary differences / Equalization of salary scales – Represented by funds due to the differences in salary between employees, claimed by those who receive less than others who perform the same jobs, in addition to other requirements provided in the applicable legislation.

  (iii)       Indemnities – Indemnity claims correspond to requests for refund or compensation for damages occurred in the course of the labor contract, due to various reasons, among which labor accidents, provisional stability, moral damage, return of discounts on pay checks, day care support and productivity premiums as provided in the collective labor agreement.

  (iv)       Overtime – Claims relating to requests to receive additional worked hours after normal shifts.

  (v)        Outsourced employees – Claims filed by former employees of contracted companies, where TMAR is claimed to be jointly responsible for any credits due and not paid by the contracted companies, usually because such companies have closed down.

  (vi)       Other claims – Diverse claims relating to additional payment for time of service, unhealthy work conditions, profit sharing, night shift, allowance for travel, among others. The main items are shown below:

	Parent company		Consolidated

	03/31/06	12/31/05	03/31/06	12/31/05

Pension plan supplementation	24	23	22,025	19,608
Salary differences	29	8	23,185	16,646
Sundry labor fines	5	5	39,734	37,274
Incentive to Resignation Plan – PIRC	1		21,990	22,571
Other	6	73	61,032	40,651

	65	109	167,966	136,750

  Civil:

  (i)         Small claims court – These refer primarily to suits filed by customers, the individual indemnity amounts of which to not exceed forty minimum wages. Changes in the period ended March 31, 2006 were mainly driven by the change in the provision calculation criterion, which considers, for purposes of computing the 6-month moving average, that a suit is closed at the time of payment. Payments were made to settle a number of suits, totaling R$ 18,904, offset by new provisions of  R$ 43,976.

  (ii)        Fines from ANATEL – Substantially due to noncompliance with user rights and obstacles to inspection. Changes in the quarter ended March 31, 2006 refer basically to the negative monetary restatement of R$ 6,618 and increase of the provision by R$ 10,256, as well as payments totaling R$ 2,782.

  (iii)        ANATEL estimates – Fines estimated by ANATEL as a result of noncompliance with several items. Changes in the quarter ended March 31, 2006, relate primarily to the increase in the provision by R$ 31,689 and payments totaling R$ 2,001.

  (iv)        Fundação Atlântico de Seguridade Social indemnity – Based on the opinion of outside counsel, in 2002 management recorded a provision for the indemnification of Fundação Sistel de Seguridade Social - SISTEL, as a result of the termination of the rental agreement for a property in Rio de Janeiro. The provision amount recorded in 2002 to cover the settlement of this claim was reassessed upon the transfer of the pension plans’ management to Fundação Atlântico de Seguridade Social, including the reassessment and allocation of liabilities to the sponsors, taking into account rental amounts that the foundation failed to receive due to the agreement termination.  Management understands that the provision to meet the indemnification of Fundação Atlântico de Seguridade Social is sufficient. As is the case with all other provisions, this one is monetarily restated on a regular basis.

  (v)        Other claims – These refer to various actions comprising indemnity for agreement termination, indemnification of former suppliers and contractors, expansion plan through issue of shares, among others. Changes during the period arise from the review of the risk of loss in such actions based on the opinion of the Company’s legal advisors, as well as the revaluation of the amounts provisioned to meet losses on agreement termination claims.

  (e)       Possible contingencies (not provided for)

  TNL and its subsidiaries are also involved in a number of suits with respect to which losses are considered as “possible” in the opinion of their legal advisors. No provisions were recorded for such suits.

  The main contingencies classified as possible losses in the opinion of the company’s legal advisors are summarized below:

  Tax

  The amounts reported are based on the total amounts of tax assessments and notices, which are often discretionary and do not include details on the infringement. As such, there can be significant variations relating to the real amounts subject to discussion.

  ICMS – In July 1999, the legal dispute in Rio de Janeiro relating to ICMS amounts on international calls originating in Brazil was estimated at approximately R$ 97,427 (tax assessments). The responsibility for such payment, if required, is questionable, as TMAR did not earn revenues for these services in that period. In February 2000, TMAR obtained a favorable decision from the Taxpayers’ Council (Conselho de Contribuintes) of Rio de Janeiro, countered by a partially unfavorable ruling from the State Revenue Secretary, according to whom the responsibility for payment, before the introduction of CSP, lies with TMAR (July 1998). TMAR also obtained administrative and judicial rulings stating that the international long-distance provider in other States, such as Bahia, Minas Gerais and Roraima, is responsible for paying this tax.

  Besides this, there are several other ICMS tax assessments in the approximate amount of R$ 564,261, relating to services already taxed for ISS or which are not taxable for ICMS.  There are also possible risks in connection with  (i) offset of credits on the acquisition of goods and other inputs required for the maintenance of the network, totaling approximately R$ 202,769; and (ii) tax assessments regarding non compliance with ancillary obligations, in the amount of R$ 50,008.

  ISS - The assessments referring to the levy of ISS on rental of equipment, wake-up call services, among other communication services, in the amount of approximately R$ 958,972, , have not been provided for as they are considered possible risk of loss, again because these activities do not fit into the list of taxable items for the ISS, or are already taxed for ICMS. Furthermore, the defense case was strengthened when STF decided, in the last quarter of 2001, that ISS must not be levied on equipment rental, and a substancial part of the assessments relate to this type of revenues.

  INSS – There are a few claims in the approximate amount of R$ 364,130 relating to joint responsibility, SAT percentage to be applied, and amounts liable to be taxed for INSS. Evidence produced by TMAR’s management has not been appreciated by tax authorities to the present date. In October 2004, TMAR obtained a favorable ruling from the Social Security Board of Appeal establishing the SAT tax on the Company services at 1%, as requested by management. The Company also obtained a favorable ruling regarding the joint responsibility in connection with the INSS claim.

  In July 2005, the INSS sent TMAR 24 Tax Debt Notices (“NFLDs”) in the total amount of R$ 286,378, primarily comprised of:

  (i)    Non collection of social security contribution on amounts paid as TMAR profit sharing. This payment was made pursuant to Law 10,101 and Art. 7 of CF/88, and should not be included in the calculation basis of the contribution. This assessment amounts to R$ 210,855.

  (ii)  Non collection of social security contribution on amounts paid as severance bonus, day-care support, allowance for disabled children, etc. According to TMAR’s internal and external advisors, these amounts are indemnity-type payments and, as such, are not subject to the contribution in question. The assessment amounts to R$ 52,596.

  (iii) Non collection of social security contribution on amounts paid to self-employed personnel engaged by TMAR. In this case, inspection officers did not have access to the documentation supporting the payment of amounts due to these individuals. The amounts were reported in the corresponding social security ancillary obligations forms. TMAR’s management intends to compile all supporting documentation to eliminate the NFLD received. The assessment amounts R$ 11,286.

  There are also several tax assessments involving income tax and social contribution credits, PIS, PASEP and COFINS, due to the alleged non payment and inappropriate offsetting procedures, in the approximate amount of R$ 417,202. Based on the opinion of its legal advisors, the Company considers that the probability of a favorable outcome in such claims is good, and therefore no provisions for potential losses were recorded.

  In addition, in August 2000, TMAR was assessed by the Internal Revenue Secretariat in Rio de Janeiro for taxable events which took place in 1996, therefore prior to privatization. These assessments added up to R$ 993,689 and related to income tax, social contribution, PIS, COFINS, and withholding income tax. TMAR submitted a substantial part of the documentation supporting the accuracy of the disallowed accounting records, as well as due payment of the tax amounts. Of this amount, approximately R$ 51,000 were included in the REFIS (Tax Refinancing Program) in August 2003. TMAR requested a new investigation and, following a judgment by a lower court, the assessment amount was substantially reduced to R$ 104,000, of which R$ 20,000 were provided for, due to lack of supporting documentation. However, TMAR will file an administrative appeal, on the grounds that the remaining amount does have substantial supporting documentation. The maximum exposure, still under review and considered possible, is equal to approximately R$ 106,890.

  Il July 2005, TNL was assessed by the Federal Revenue Secretariat for R$ 1,535,838, basically in connection with the corporate transaction carried out by the Company in 1998 to appropriate the goodwill on the Sistema Telebrás privatization auction. The amortization of goodwill and related deduction for tax purposes are provided for in article 7 of Law 9532/1997, which authorizes the effect of the amortization of goodwill to be included in the taxable income of a company arising from merger, spin-off or consolidation, where one of them holds investments in the other, acquired with goodwill justified by the investee’s profitability prospects. As such, the ruling federal legislation expressly allows the possibility of using the goodwill paid to acquire investments. This is an usual market practice, which complies with CVM Instruction 319/1999. TNL has obtained legal opinions of four renowned tax law firms, confirming that the procedures followed in the above mentioned transaction are legal. The Company has contested the assessment notice and obtained a partly favorable decision from a lower administrative court, canceling the 150% fine applied to the Company. The amount of the debt under this assessment was thus reduced by approximately R$ 300,000.

  Labor:

  These refer to discussions relating to salary differences, overtime, hazardous work conditions premium, and joint responsibility, among others, totaling approximately R$ 866,448. These claims are mostly at lower court stage and no ruling has been issued on them.

  Civil:

  These refer to suits with no previous decisions, the main subject matter of which relate to network expansion plans, indemnities for moral and material damages, collection actions, bidding processes, among others.   The number of such suits is over 21,302, adding up to approximately R$ 441,879. .  Such figure is based only on the amounts (typically overestimated) claimed by the plaintiffs, and final decisions are still pending.

  21        Debentures

  This refers to 12,072 simple, non-convertible debentures, at R$ 100 each, totaling  R$ 1,207,200.   These debentures are due in June 2006 and bear interest at the CDI rate plus 0.7% per annum, recorded in current assets and amortized every six months since December 2001.

  The Annual Shareholders Meeting held on March 7, 2006 approved a public issue by subsidiary TMAR of two hundred and sixteen thousand (216.000) simple, non-convertible debentures, in two series, at the face value of R$ 10,000 each, totaling R$ 2,160,000. The issue date is March 1, 2006 and the placement date is March 27, 2006. The 1st series debentures mature in five years and the 2nd series in seven years from the issue date, bearing interest at 103%p.a. of the CDI rate, and at the CDI rate plus a spread of 0.55% p.a., respectively. Interest is payable on a biannual basis as from September 1, 2006. TMAR’s Board of Directors approved the transaction on March 15, 2006.

  22        Shareholders’ Equity

  The Special Shareholders’ Meeting of TNL held on March 14, 2006, approved the appropriation of interest on own capital up to R$ 800,000, to be declared during 2006.

  The Annual Shareholders’ Meeting held on April 11, 2006 approved the proposals to record an Unrealized profits reserve in the amount of R$ 272,143, as well as the appropriation of net income for the year ended December 31, 2005, totaling R$ 1,052,362, as follows: (a) R$ 52,982 to the legal reserve; and (b) distribution of dividends in the total amount of R$ 573,183. The Meeting also ratified the payment of interest on own capital applied to dividends, in the total gross amount of R$ 212,044. The related payments started April 24, 2006.

  The reconciliation of net income for the period and shareholders’ equity at March 31, 2006 for the parent company and on a consolidated basis, is shown below:

	Net income for the period	Shareholders’ equity

Parent company	129,047	8,487,888

Unrealized profit on the sale by TNL of the percentage holding
in Pegasus to TMAR		(43,271)

Unrealized profit on the sale by TNL of the percentage holding
in Oi TMAR		(499,994)

Elimination of the amortization of goodwill paid by TMAR on the acquisition of TNL’s interest in Pegasus	4,953	64,380

Amortization of goodwill held by TNL in Pegasus	(2,789)	(36,252)

Elimination of the amortization of goodwill paid by TMAR on the acquisition of TNL’s interest in Oi	13,274	150,440

Consolidated	144,485	8,123,191

  23        Financial Instruments

  TNL and its subsidiaries are mainly exposed to market risks arising from changes in foreign exchange rates, due to the large volume of funds obtained in foreign currency, whereas its revenues are expressed in reais. The Company and its subsidiaries use derivative instruments, such as swap contracts, to manage their foreign exchange risks and do not use derivative or other financial instruments for other purposes.

  These transactions are carried out by the Company’s financial department in accordance with the strategy previously approved by management.

  (a)       Foreign exchange risk

  Approximately 40% (12/31/05 - 57%) of the consolidated debt, including debentures and excluding swap transactions, is expressed in foreign currency (U.S. dollars, BNDES currency basket and Japanese Yen).

  The nominal value of foreign currency swaps and foreign currency investments at March 31, 2006 added up to US$ 1,581,533 thousand (12/31/05 - US$ 1,866,342 thousand) on a consolidated basis, and US$ 613,186 thousand (12/31/05 - US$ 680,886 thousand) at the parent company, with coverage of  92% and 117% of the debt, respectively (12/31/05 - 97% and 120%).

  These transactions can be summarized as follows:

	Derivatives		Gain (loss)
	contract value		On derivatives
	03/31/06	12/31/05	03/31/06	03/31/05

Parent company
Foreign currency investments (i)	644,960	686,853	(41,893	12,607
Foreign currency swap	686,887	906,663	(101,195)	(120,233)

Consolidated
Foreign currency investments (i)	975,118	1,038,414	(63,259)	12,607
Foreign currency swap	2,460,246	3,329,778	(360,340)	(228,605)

  Foreign currency swap transactions transfer the risk of variation in foreign currencies to the variation of CDI.

  (i)      Foreign currency investment results comprise the return of financial investments in U.S. dollars recorded in “Swap and option results” (Note 5).

  (b)       Interest rate risk

  TNL and its subsidiaries have loans and financing bearing interest at floating rates based on TJLP (long-term interest rate) or CDI (interbank deposit certificate) for real-denominated debts, LIBOR for the U.S.-denominated debt, and floating rates for debt denominated in a BNDES basket of currencies.  To reduce their exposure to LIBOR, TNL and its subsidiaries enter into swap transactions that replace LIBOR with fixed rates.

  At March 31, 2006, approximately 85% of all loans, including debentures, was remunerated at floating rates, and 14% had been replaced with fixed rates by means of swap transactions (12/31/05 - 81% and 22%, respectively).

	Value of derivative contracts		Losses on derivatives
	03/31/06	12/31/05	03/31/06	03/31/05

Interest rate swaps:
Parent company	96,815	133,898	(2,213)	(3,996)
Consolidated	1,094,241	1,435,849	(947)	(8,948)

  (c)        Credit concentration risk

  The concentration of credit risk associated to accounts receivable is not material due to a highly diversified portfolio and related monitoring controls. Doubtful accounts receivable are adequately protected by a provision to cover possible losses (Note 9).

  Operations with financial institutions (financial investments, loans and financing) are distributed among creditworthy institutions, thus minimizing concentration risk.

  d)        Market value of financial instruments

  Except for direct and indirect investments in TMAR, the market values of the main financial instruments are similar to the book values, shown as follows:

		03/31/06

		Parent company		Consolidated

		Book	Market	Book	Market
		value	value	value	value

(i)	Marketable securities	1,273,058	1,273,058	2,976,906	2,976,906
(ii)	Loans and financing	1,912,253	1,895,557	7,554,236	7,519,487
(ii)	Debentures – third parties	1,276,548	1,277,998	3,466,782	3,503,596
(iii)	Direct investment in TMAR	8,876,338	13,185,698
		12/31/05

		Parent company		Consolidated

		Book	Market	Book	Market
		value	value	value	value

(i)	Marketable securities	2,170,500	2,170,500	3,733,076	3,733,076
(ii)	Loans and financing	2,183,274	2,171,208	8,629,726	8,604,386
(ii)	Debentures – third parties	1,224,816	1,228,347	1,224,816	1,228,347
(iii)	Direct and indirect investments in TMAR	8,825,138	15,152,012

  (i)         The book values of marketable securities at March 31, 2006 and December 31, 2005 are similar to their fair value, because they are recorded at realizable value.

  (ii)        The fair values of loans, financing and debentures were calculated according to the present value of these financial instruments, considering the interest rate usually charged for operations with similar risks and maturity dates.

  (iii)        The fair value of the investment in TMAR was calculated based on the closing quotation on BOVESPA on the last business day of the quarter. The market value of investments in privately held subsidiaries has not been estimated, since there is no active market for such papers. It should also be noted that the market value calculated based on stock exchange quotations arises from transactions between minority shareholders and does not necessarily correspond to the value that could be obtained in connection with a transaction to transfer TNL’s controlling interest in TMAR.

  24        Employee Benefits

  (a)        Private pension plans

  Fundação Sistel de Seguridade Social ("SISTEL") is a private, non-profit pension plan created on November, 1977, with the purpose of establishing private plans for granting assistance or benefits, supplementing the retirement benefits assured by the Federal Government to SISTEL sponsored employees and their families.

  With the statutory changes approved by the Secretariat for Complementary Pensions on January, 2000, the sponsors negotiated the conditions to create individual plans per sponsor, and limited the benefits to those participants who retired up to January 31, 2000 (pension plan denominated PBS-Assistidos - "PBS-A").

  TNL and its subsidiaries TMAR and Oi sponsor defined benefit (PBS-A and PBS-Telemar) and defined contribution (TelemarPrev) private pension plans.

  Pursuant to Art. 33 of Complementary Law 109 of May 29, 2001, SISTEL’s Executive Board filed in October 2004 a request to transfer management of PBS-Telemar and TelemarPrev to Fundação Atlântico de Seguridade Social. The Fundação was formed by TMAR and authorized to start activities on January 12, 2005 by Secretariat for Supplementary Pensions. SISTEL remained responsible for the PBS-A plan.

  Fundação Atlântico de Seguridade Social is a closed, multi-employer, multiplan private pension entity. It is a legal, non-profit entity formed to provide pension benefits. It is autonomous in terms of assets, management and finances, having registered offices and headquarters in Rio de Janeiro, State of Rio de Janeiro, and engages in the management and execution of pension plan for the employees and managers of its sponsoring companies.

  TMAR and its subsidiaries started contributing to Fundação Atlântico de Seguridade Social in March 2006. At the end of the quarter, these contributions totaled R$ 2,747 (03/31/05 – R$ 789).

  (b) Employees’ profit sharing

  The profit sharing plan was started in 1999 to incentive employees to meet their individual and corporate targets, improving the return on investment for shareholders. The plan becomes effective when the following targets are met:

    Economic value added targets (indicators of earnings before interest, income tax, depreciation and amortization, besides indicators of economic value added); and

    Operating, quality and market indicators.

  At March 31, 2006, subsidiaries TMAR and Oi recorded provisions based on the estimated accomplishment of these targets, R$ 9,136 (03/31/05 – R$ 18,225).

  25        Related Party Transactions – Parent Company

  Related party transactions are carried out at the same terms, prices and other conditions as transactions with third parties. The most significant related party transactions are summarized below:

	03/31/06
				Telemar
	TMAR	TNL.Net	HiCorp	Telecomunicações	Total

Assets
Loans to subsidiaries	844,623			13,147	857,770
Dividends and interest on own capital (Note 14)	592,264		2,609	382,866	977,739
Other assets	5,546				5,546

	1,442,433		2,609	396,013	1,841,055

Liabilities
Loans and financing		3,832	110,055		113,887

Revenues
Financial income	29,827		16	2,434	32,277

Costs and expenses
Financial expenses		(155)	(4,747)		(4,902)

						12/31/05
				Telemar	Telemar
	TMAR	TNL.Net	HiCorp	Telecomunicações	Participações	Total

Assets
Loans to subsidiaries				4,510		4,510
Debentures	343,919					343,919
Dividends and interest on own capital	428,309		2,594	380,910		811,813
Other assets	5,643					5,643

	777,871		2,594	385,420		1,165,885

Liabilities
Suppliers	754					754
Loans and financing		3,736	115,019			118,755
Dividends and interest on own capital					138,040	138,040

	754	3,736	115,019		138,040	257,549

						03/31/05
				TNL PCS	TNL
	TMAR	TNL.Net	HiCorp	Participações	Trading	Total

Revenues
Financial income	43,443			14	10	43,467

Costs and expenses
Financial expenses		(145)	(1,694)		(45)	(1,884)

  (a)        Credit lines extended by the parent company

  Credit lines extended by TNL to its subsidiaries are designed to provide them with working capital for operating activities. Maturity dates can be renegotiated based on the companies’ projected cash flows, bearing interest at 104% of CDI rate (2005 - 102% of CDI). In February 2004, the Boards of Directors of TNL and TMAR approved the acquisition of simple, non-convertible debentures, remunerated at 100% of the variation of the CDI rate, plus a 1.5% p.a. spread. The debentures, recorded in “Long-term receivables”, matured in 60 months and were fully repaid in February 2006.

  (b)       Loan contracts with BNDES

  In December 1999, some of the former 16 subsidiaries fixed-telephone operators merged into TMAR signed loan contracts with BNDES, the controlling shareholder of BNDESPar, which holds 25% of the voting capital of Telemar Participações S.A. The total amount of these loans was R$400.000, with maturity dates in December 2000 and bearing interest at the SELIC rate plus 6.5% per year.  In December 2000, these contracts were renegotiated and replaced with two new contracts, providing a credit line of up to R$ 2,700,000, with the interest rate of the contract in local currency based on TJLP and the contract in foreign currency (BNDES Currency Basket) based on BNDES floating interest rates, plus 3.85% p.a.. Interest was due on a quarterly basis up to January 2002, and is due on a monthly basis from February 2002 to January 2008. Of the total amount, 30% was withdrawn directly from BNDES and the remaining 70% from a group of banks. Banco Itaú and Banco do Brasil were the leaders of a consortium which also included Bradesco, Banco Alfa, Unibanco, Citibank, Safra, Votorantim, Sudameris and Santander.  Since 2002 there have been no withdrawals from this credit line, which started to be amortized in January 2002.

  At March 31, 2006, the balance of this credit line shown in the balance sheet totals R$ 997.2 million (12/31/05 - R$ 1,142.6 million). From December 2003 through March 2006, TMAR and Oi withdrew   R$ 636,104 and R$ 585,000, respectively, relating to new loan agreements signed with BNDES in October 2003, September 2004, July 2005 and December 2005, for the total amount of  R$ 1,424,875. the funds will be used to expand the telecommunication networks and introduce operating improvements. On December 2005, with the consent of BNDES, Oi transferred 100% of this financing to TMAR (Note 17(b)(iii).

  26        Insurance

  During the concession period, the concessionaire must maintain the following insurance policies, in accordance with contractual terms: all risks insurance, insurance covering the economic conditions required to continue providing the service, and insurance to meet the obligations relating to quality and universal coverage.

  Assets and responsibilities of material value and/or high risk are covered by insurance. TNL and its subsidiaries hold insurance policies which guarantee coverage for material damage and loss of revenue arising from such damages (loss of profits), etc. Management considers the insured amount to be sufficient to guarantee full protection of its net worth and operating continuity, as well as the rules established in the Concession Agreement.

  At March 31, 2006, the insurance policies and coverage, by risk and nature of assets, are as follows:

Consolidated
insured
Type of insurance	amount

Operating risk and loss of profits	800,000
Civil liability – general	20,000
Civil liability - vehicles	3,000
Civil liability – third parties	70,221

  27        Subsequent Events

  On April 17, 2006, the parent company Telemar Participações, TNL and the subsidiary Telemar Norte Leste S.A. submitted to the appreciation of their respective deliberative bodies a proposal for a corporate restructuring, combined with a secondary public offer of part of the shares in the surviving company.

  The proposal aims at simplifying the ownership structure of the Telemar companies and concentrate their shareholders, currently divided over three companies with six different classes and types of shares, in a single company (in this case, Telemar Participações), whose capital would be comprised only by common shares, traded on Bovespa’s Novo Mercado and New York Stock Exchange, in accordance with a Relevant Event notice published on that date. More information on the corporate restructuring is available at www.telemar.com.br.

TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

  06.01 – CONSOLIDATED BALANCE SHEET – ASSETS (REAIS THOUSAND)

1 – CÓDE	2 - DESCRIPTION	3 – 03/31/2006	4- 12/31/2005
1	TOTAL ASSETS	28,233,733	27,265,407
1.01	CURRENT ASSETS	11,049,554	9,838,871
1.01.01	CASH AND CASH EQUIVALENTS	5,157,621	3,771,167
1.01.02	ACCOUNTS RECEIVABLE	3,746,142	3,710,743
1.01.03	INVENTORIES	175,311	159,324
1.01.04	OTHER	1,970,480	2,197,637
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	1,182,815	1,607,188
1.01.04.02	ADVANCES TO EMPLOYEES	23,309	22,044
1.01.04.03	ADVANCES TO SUPPLIERS	140,995	168,813
1.01.04.04	PREPAID EXPENSES	620,116	393,417
1.01.04.05	OTHER	3,245	6,175
1.02	LONG-TERM RECEIVABLES	3,152,470	3,024,408
1.02.01	CREDITS RECEIVABLE	1,717,904	1,673,179
1.02.01.01	DEFERRED AND RECOVERABLE TAXES	1,717,904	1,673,179
1.02.02	RELATED PARTIES	14,701	14,784
1.02.02.01	SUBSIDIARIES	14,701	14,784
1.02.03	OTHER	1,419,865	1,336,445
1.02.03.01	JUDICIAL DEPOSITS	793,977	712,509
1.02.03.02	TAX INCENTIVES	51,006	51,006
1.02.03.03	PREPAID EXPENSES	261,644	261,657
1.02.03.04	AMOUNTS RECEIVABLE	104,899	105,978
1.02.03.05	OTHER	208,339	205,295
1.03	PERMANENT ASSETS	14,031,709	14,402,128
1.03.01	INVESTMENTS	144,994	163,965
1.03.01.02	SUBSIDIARIES	132,023	150,884
1.03.01.03	OTHER	12,971	13,081
1.03.01.03.01	INVESTMENTS ACCOUNTED FOR USING THE COST METHOD	4,106	4,106
1.03.01.03.02	OTHER	8,865	8,975
1.03.02	PROPERTY, PLANT AND EQUIPMENT	13,477,410	13,812,041
1.03.03	DEFERRED CHARGES	409,305	426,122

1 – CVM CODE 01765-5	2 – COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 – CNPJ 02.558.134/0001-58

  06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND STOCKHOLDERS’ EQUITY (REAIS THOUSAND)

1 - CÓDE	2 – DESCRIPTION	3 - 03/31/2006	4- 12/31/2005

2	TOTAL LIABILITIES	28,233,733	27,265,407
2.01	CURRENT LIABILITIES	7,787,118	8,720,276
2.01.01	LOANS AND FINANCING	2,340,422	2,827,567
2.01.02	DEBENTURES	1,306,782	1,224,816
2.01.03	SUPPLIERS	1,542,678	1,892,376
2.01.04	TAXES AND CONTRIBUTIONS	1,162,266	1,460,127
2.01.04.01	NON FINANCED TAXES	1,042,454	1,342,958
2.01.04.02	FINANCED TAXES (REFIS)	119,812	117,169
2.01.05	DIVIDENDS AND INTEREST ON OWN CAPITAL	1,110,257	1,068,361
2.01.06	PROVISIONS	0	0
2.01.07	RELATED PARTIES	0	0
2.01.08	OTHER	324,713	247,029
2.01.08.01	PAYROLL AND RELATED CHARGES	136,073	130,464
2.01.08.02	OTHER LIABILITIES	188,640	116,565
2.02	LONG-TERM LIABILITIES	10,345,586	8,599,913
2.02.01	LOANS AND FINANCING	5,213,814	5,802,159
2.02.02	DEBENTURES	2,160,000	0
2.02.03	PROVISIONS FOR CONTINGENCIES	2,125,404	1,938,066
2.02.04	RELATED PARTIES	0	0
2.02.05	OTHER	846,368	859,688
2.02.05.01	NON FINANCED TAXES	1,463	3,170
2.02.05.02	FINANCED TAXES (REFIS)	814,215	825,443
2.02.05.03	OTHER LIABILITIES	30,690	31,075
2.03	DEFERRED INCOME	19,068	21,250
2.03.01	NEGATIVE GOODWILL ON THE ACQUISITION ON AIX, NET	17,740	19,352
2.03.02	PREPAID REVENUES	1,328	1,898
2.04	MINORITY INTERESTS	1,958,770	1,945,262
2.05	SHAREHOLDERS’ EQUITY	8,123,191	7,978,706
2.05.01	PAID-IN CAPITAL	4,315,465	4,315,465
2.05.01.01	CAPITAL	4,688,731	4,688,731
2.05.01.02	TREASURY SHARES	(373,266)	(373,266)
2.05.02	CAPITAL RESERVES	24,288	24,288
2.05.04	REVENUE RESERVES	3,638,953	3,638,953
2.05.04.01	LEGAL RESERVE	147,929	147,929
2.05.04.02	UNREALIZED PROFITS RESERVE	272,143	272,143
2.05.04.03	OTHER REVENUE RESERVES	3,218,881	3,218,881
2.05.04.03.01	INVESTMENT RESERVE	3,218,881	3,218,881
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	144,485	0

1 – CVM CODE 01765-5	2 – COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 – CNPJ 02.558.134/0001-58

  07.01 – CONSOLIDATED STATEMENT OF INCOME (REAIS THOUSAND)

1 – CODE	2 - DESCRIPTION	3 - From 01/01/2006 to 03/31/2006	4 - From 01/01/2006 to 03/31/2006	5 - From 01/01/2005 to 03/31/2005	6 - From 01/01/2005 to 03/31/2005
3.01	GROSS SALES AND/SERVICES REVENUES	5,841,928	5,841,928	5,637,431	5,637,431
3.02	DEDUCTIONS	(1,786,665)	(1,786,665)	(1,633,223)	(1,633,223)
3.03	NET SALES AND/OR SERVICES REVENUES	4,055,263	4,055,263	4,004,208	4,004,208
3.04	COST OF GOODS AND/OR SERVICES SOLD	(2,266,028)	(2,266,028	(2,080,481)	(2,080,481)
3.05	GROSS PROFIT	1,789,235	1,789,235	1,923,727	1,923,727
3.06	OPERATING EXPENSES/REVENUES	(1,471,516)	(1,471,516)	(1,471,743)	(1,471,743)
3.06.01	SELLING	(647,686)	(647,686)	(646,803)	(646,803)
3.06.02	GENERAL AND ADMINISTRATIVE	(275,487)	(275,487)	(263,606)	(263,606)
3.06.03	FINANCIAL RESULT	(338,389)	(338,389)	(385,011)	(385,011)
3.06.03.01	FINANCIAL INCOME	167,192	167,192	248,760	248,760
3.06.03.02	FINANCIAL EXPENSES	(505,581)	(505,581)	(633,771)	(633,771)
3.06.04	OTHER OPERATING REVENUES	206,151	206,151	151,453	151,453
3.06.05	OTHER OPERATING EXPENSES	(413,791)	(413,791)	(327,112)	(327,112)
3.06.06	EQUITY ADJUSTMENTS	(2,314)	(2,314)	(664)	(664)
3.07	OPERATING INCOME	317,719	317,719	451,984	451,984
3.08	NON-OPERATING INCOME	(4,386)	(4,386)	(13,379)	(13,379)
3.08.01	REVENUES	2,622	2,622	385	385
3.08.02	EXPENSES	(7,008)	(7,008)	(13,764)	(13,764)
3.09	INCOME BEFORE TAXES/PROFIT SHARING	313,333	313,333	438,605	438,605
3.10	PROFITION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(153,100)	(153,100)	(168,663)	(168,663)
3.11	DEFERRED INCOME TAX	40,256	40,256	(25,406)	(25,406)
3.12	PROFIT SHARING/ STATUTORY CONTRIBUTIONS	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON OWN CAPITAL	0	0	0	0
3.14	MINORITY INTERESTS	(56,004)	(56.004)	(51,534)	(51,534)
3.15	NET INCOME/LOSS FOR THE PERIOD	144,485	144.485	193,002	193,002
	SHARES EX TREASURY SHARES (THOUSAND)	382,121	382.121	378,758	378,758
	EARNINGS PER SHARE	0.37811	0,37811	0.50957	0.50957